WISeKey International Holdings Ltd.

Website: www.wisekey.com

ANNUAL REPORT 2022



TABLE OF CONTENTS

CEO LETTER TO SHAREHOLDERS 2

MANAGEMENT DISCUSSION &ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS 6

ROOT OF TRUST & SECURE HARDWARE 15

2022 STRATEGIC PARTNERSHIPS 18

INVESTS R&D IN POST QUANTUM COMPUTING 19

SEMICONDUCTORS 2022 HIGHLIGHTS 21

WISESAT 2022 HIGHLIGHTS 28

WISE.ART 2022 HIGHLIGHTS 32

WISEKEY 2022 RECOGNITIONS 39

COMPENSATION REPORT 40

CORPORATE GOVERNANCE REPORT 51

FINANCIAL REPORT 93

    Consolidated Financial Statements F-1

    WISeKey International Holding Ltd Statutory Financial Statements F-63

CEO MESSAGE

Letter to Shareholders

Dear Shareholders,

We are pleased to announce the results of our listed company for the period ended December 31, 2022.



We have worked hard to navigate the uncertain and rapidly changing environment, and we are pleased to report that WISeKey has remained financially strong during 2022. The divestiture of arago GmbH had a positive impact on our liquidity, as it reduced cash burn by approximately 40% and allowed us to focus on revenue generating investments.

During the year, we continued to make progress on our strategic initiatives and invest in our future growth. It is likely that technology foundations of WISeKey will continue to advance and play a significant role in many aspects of daily life in 2023. Some areas that may see significant developments in the next few years include AI, virtual and augmented reality, IoT, NFTs, quantum and cybersecurity. There may also be continued progress in fields such as robotics and space low orbit satellites. WISeKey is well positioned to take advantage of the growing demand for these technologies.

It is important to note that technology can have both positive and negative impacts on society, and it is essential to consider the ethical implications of new developments as they arise, which is the foundation of our Company's mission statement.

Moving forward, we expect our total revenue to continue to grow in 2023, driven by a projected revenue growth for the IoT segment of approximately 25%. We believe that due to our large backlog of $36 million, which we expect to deliver within the next 48 months, our $100 million pipeline of opportunities, and the significant investments we have made into expanding our salesforce and manufacturing capacity, we are well positioned to continue to gain market share and expand our geographic footprint.

Consolidated revenues for FY 2022 were $25.6 million including arago, increasing by 15% as compared to $22.3 million reported for FY 2021. The increase was achieved despite the divestiture of arago and it was mainly due to higher revenues from our semiconductors segment, which reported revenues of $23.2 million for the year.

Our loss from continuing operations this year is partly due to the strong investment developing SEALSQ's offering into a vertical business now valued by an independent valuation company at $217 million and which we expect to list on the Nasdaq after a partial spin off in Q2 2023. It is also worth mentioning that our loss from continuing operations has decreased by 58% from a loss of $23.5 million in 2021 to $9.8 million in 2022, which shows the Group's efforts to reduce its cost base despite its investment in the future.

The Group's net loss of $29.3 million in 2022 is mostly attributable to the $19.5 million loss on discontinued operations due to the loss-making position of arago, currently in liquidation, and the write-off of the purchase price for the disposal of arago. However, WISeKey holds a priority claim on the HIRO AI technology developed by arago and we believe that the sale of the arago Group has benefited WISeKey significantly because it has removed a part of the business that was a drain on our liquidity, thereby allowing us to dedicate our liquidity to our continuing operations.

As a result, despite these losses, we remain positive about the long-term growth potential of the markets we operate in and will continue to strengthen our business model and build a resilient and sustainable business for the long term.

Since the beginning of 2021, demand for our IoT semiconductor products has been unprecedented and has reached a point where we are now sitting on a solid backlog of purchase orders totaling $36 million. While supply chain shortages in the semiconductor sector are not expected to continue in this coming year, we are well positioned to continue our growth due to our healthy backlog and growing pipeline of new opportunities which is now over $100 million.

Our strong backlog has given us a great building block that allows our sales team to focus on new opportunities to expand our customer base and geographic footprint. As a result, we expect to see a significant increase in the number of customers served by WISeKey in this sector by 2023 / 2024.
The company continues to grow and expand, with new technologies, projects and partnerships. We have recently launched a new generation of post quantum semiconductors, which has resulted in a surge of consumer activity, and our hard-working team is very proud of these milestones.

In terms of operational highlights of the year, we continue to invest in the development of certain key stepping-stones for our future. These include the development of the WISe.ART NFT auction platform in conjunction with Polygon and CasperLabs, a product for which we have a patent pending, which would potentially add to our extensive patent portfolio, and the launch of the WISeSat FOSSA picosatellite constellation as part of the WISeSat venture which will enable us to support Global Decentralized IoT Communications, a project that is building towards commercial deployment in the second half of 2023 when we believe our partnership agreement with the Swiss Army will become effective.

For WISe.ART we are starting to bring revenues by charging commissions on the sales that are carried out on the WISe.ART platform. This will be a percentage of the total sale and will depend upon multiple factors but, ultimately, will be a relatively straight-forward revenue transaction.

We are also offering a white label version of the WISe.ART platform that can be taken by clients that wish to have their own branded platform for auctions and sales. We would generate a one-off fee for the platform sale, as well as fees for the set-up and installation, with ongoing hosting, maintenance and support packages being added through a separate annual fee.

WISeKey's wholly owned subsidiary SEALSQ Corp. ("SEALSQ") has successfully built a demonstrator unit running two NIST selected Post-Quantum Algorithms, a significant milestone within the implementation of the QUASARS project (for QUAntum resistant Secure ARchitectureS). The Post-Quantum engineering team has been able to carry both Kyber and Dilithium CRYSTAL quantum-resistant NIST selected algorithms and the appropriate APIs on the MS6003, a WISeKey Common Criteria EAL5+ Certified secure hardware platform powered by an ARMSC300 core and featuring an USB interface, thus creating the first Quantum-Resistant USB Token demonstrator. This demonstrator marks a substantial milestone for the QUASARS project and takes the team one step closer to achieving their goal of building a Post-Quantum Hardware Security Module and Root-of-Trust.

WISeKey, through SEALSQ, has taken affirmative steps to implement its QUASARS project which we expect to become a major revenue generator in the future. The QUASARS project, is a radically innovative solution, based upon the new WISeKey Secure RISC V platform that is paving the way for the Post Quantum Cryptography era, offering hybrid solutions compliant with ANSSI's ("Agence nationale de la sécurité des systèmes d'information," the National Cybersecurity Agency of France) recommendations. Of note, SEALSQ has received strong support from the French SCS (Secured Communicating Solutions) Cluster for its QUASARS project.

Our cutting-edge QUASARS project is lodged in our Semiconductors Quantum technology company, SEALSQ, dedicated to advancing the field of post-quantum computing, making it accessible to a wide range of industries that are already using our semiconductors, and it is enabling advances in communications, computing, healthcare, military systems, transportation, clean energy, and countless other applications.

Our team of experts in Switzerland, France and the United States have been working tirelessly over the last three years to develop innovative post-quantum solutions that harness the power of quantum mechanics to solve complex problems. Our Post-Quantum solutions include Post-Quantum microchips and devices that can be used in a variety of applications, from Multi-Factor Authentication devices, Home Automation, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

One example of a Post-Quantum technology is the lattice-based cryptography, a type of public-key cryptography based on the hardness of a mathematical problem called the Shortest Vector Problem (SVP) which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption.

As you are aware, we have seen significant volatility in the global stock markets which has caused concern for many investors. It is important to keep in mind that short-term market movements are not necessarily indicative of long-term trends and that it is normal for the stock market to experience ups and downs. WISeKey's stock price has also seen the effect of market volatility. Analysts covering our stock have a target price well above our current trading price and we believe that our stock price does not reflect the real value of our business and growth opportunities ahead of us, but we also understand that market fluctuations and other global macro-economic developments remain outside of our control. We encourage our shareholders to stay informed about the progress of WISeKey and reach out to their financial advisor.

We are committed to sharing our results with transparency and clarity. We understand the importance of our shareholders' ongoing support, and so we want to ensure they remain informed of our progress. We remain steadfast in our commitment to produce results that reflect our continued efforts to expand and evolve our business.

I want to take this opportunity to express my gratitude to our shareholders, business partners, clients and also our wonderful team of employees around the globe for the continued support you have shown us over the years. We remain committed to delivering long-term value.

Sincerely,
Carlos Moreira
Chairman & CEO
WISeKey International Holding Ltd

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FY 2022 Key Financial Milestones:

The key highlights of the year ended December 31, 2022 were:

- **Revenue growth**: 35% increase in revenue to $23.8 million in the year 2022, compared to $17.6 million in 2021.

- **Cash position remains strong** with $20.7 million cash available at December 31, 2022.

- **Increase in semiconductors production capacity:** in 2022, WISeKey initiated a 5-year capital expenditure ("CapEx") plan to increase its semiconductors volume by up to 80% over the next 5 years. The plan is supported by a $2 million loan from a third party client for the purpose of increasing production capacity.

- **Cost structure efficiency improvements**: our operating expenses decreased by $8.1 million and by $5 million when excluding non-cash stock-based compensation in comparison to 2021, showing our successful efforts to streamline our cost base while still being able to grow our revenue.

- **Strong investments in Research & Development** ("R&D"): we continue to support our R&D work with $3.9 million invested during the year. In 2022:

  - we initiated our QUASARS project (for QUAntum resistant Secure ARchitectureS), a radical innovative solution paving the way of Post Quantum Cryptography era, and

  - we launched 13 security-IoT hardened low-orbit picosatellites, WISeSat, for our new satellite-based secure IoT connectivity-as-a-service, through which WISeKey provides the satellite platform, launch, integration, ground station services and all the security architecture and components, as part of a turnkey SaaS solution for low-power and secure space-based IoT connectivity, in collaboration with FOSSA Systems S.L. ("FOSSA").

- **M&A activity**: divestiture of our 51% controlling interest in arago GmbH ("arago") which freed up liquidity for the continuing operations of WISeKey and had a positive impact on its cash flow forecasts.

- **Strengthening our Sales and Marketing** ("S&M") organization: the Group has continued reinforcing its sales and marketing team with a new sales director in the U.S.A. and the onboarding of 7 additional sales representatives in the E.U. region, Israel and South Africa and 2 representatives which will cover the Eastern states of the United States.

- **Development of the WISe.ART NFT auction platform:** an innovative platform where WISeKey adds identification to the emerging NFT trade market, therefore ensuring that NFTs sold on its platform are genuine. The WISe.ART platform now includes over 1000 artworks by over 100 artists worldwide ranging from traditional art, video art to 3 dimensional AI productions.

Key Financial Metrics

A summary of the key performance metrics of the Group is set out in the table below:

US GAAP (Million US$)	2022	2021
Net sales	23.8	17.6
Gross profit	10.1	7.5
Operating loss as reported	(10.4)	(21.2)
Net (loss)/income from continuing operations	(9.8)	(23.5)
Total Cash and restricted cash	20.7	34.2

Non-GAAP (Million US$)	2022	2021
EBITDA	(9.9)	(20.6)
Adjusted EBITDA	(6.9)	(15.7)

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2022 was $20.7 million, compared to $34.2 million at December 31, 2021. The Group has maintained strong cash reserves so as to ensure that it has sufficient liquidity to be able to support its operations and investment strategy.

In 2022, the Group used the funding arrangements with L1 Capital Global Opportunities Master Fund and Anson Investments Master Fund LP set up in 2021 for its cash needs. In particular, WISeKey had to fund arago which was cash flow negative on operating activities, largely as a result of decreasing revenue. As a result, the divestiture of the arago Group has benefited the Company significantly by freeing up liquidity for the continuing operations of WISeKey and had a positive impact on its cash flow forecasts.

The Group had positive working capital of $14.3 million as at December 31, 2022 and, based on the Group's cash projections for the next 12 months to April 30, 2024, it has sufficient liquidity to fund operations and financial commitments.

WISeKey

Revenue

For full year 2022, WISeKey's total revenue was $23.8 million, compared to $17.6 million in 2021. This 35% increase in revenue is mostly driven by the strong demand for our IoT solutions. The shortage in semiconductors' raw material during the COVID-19 pandemic has attracted new customers to WISeKey, particularly those small and medium-sized companies that were not prioritized by competitors due to the relatively smaller size of their orders.   The shortage also pushed customers to make long-term commitments so as to secure their supply, which meant that they placed orders for delivery over more than six months, which provided WISeKey with a very secure backlog of orders. Based on this, WISeKey was able to take steps to increase its production capacity in 2022, thereby allowing a growth by 38% or $6.3 million.

WISeKey has started several projects around its mPKI solutions to refocus its solution offering and support mPKI revenue in future periods.

USD'000	12 months ended December 31, 2022	12 months ended December 31, 2021	Year-on-Year Variance
IoT segment revenue from external customers	23,298	16,867	38%
mPKI segment revenue from external customers	616	779	-21%
Total revenue	**23,814**	**17,646**	**35%**

Revenue by region

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America now contribute the largest part of our revenues (57%), while Europe remains our second largest market. With new distribution agreements signed or under negotiation in these 2 regions and the appointment of a new sales director in the U.S.A. in 2022, we expect North America and Europe to remain our largest markets in the short term but we expect to grow our Sales team in Asia in 2023.

Our revenue by geographic region for the fiscal years ended December 31, 2022 and 2021 is set forth in the following table:

Net sales by region	2022 USD'000	2022 %	2021 USD'000	2021 %
Europe, Middle East & Africa	7,264	*30%*	4,821	*27%*
North America	13,677	*57%*	10,689	*61%*
Asia Pacific	2,745	*12%*	2,062	*12%*
Latin America	128	*1%*	74	*0%*
Total net sales	**23,814**	***100%***	**17,646**	***100%***

New revenue streams from 2023

WISeKey continues to foster innovation and enrich its product portfolio with new security offerings expected to create new revenue verticals in the Group:

- WISeSat.Space – In 2022, we launched 13 security-IoT hardened low-orbit picosatellites, WISeSat. WISeKey will offer the WISeSat product and services to its IoT clients in a SaaS model building a joint constellation with FOSSA of 88 low-orbit satellites by end of 2024. Allowing both remote and redundant urban IoT communications for companies seeking to securely connect their assets via satellite communication covering large and unserved geographic areas such as maritime, deserts, mountains, etc., at affordable prices. The vision is to drive mass adoption of satellite-enabled IoT through secure interoperable and standardized connectivity using LPWAN technologies such as LoRa or NB-IoT.

- WISe.ART NFT platform which is secured by WISeKey's various security technologies enabling the authentication of digital identity based NFTs, physical objects as well as digital assets, in a safe end-to-end process, should also support a new revenue stream. WISe.ART provides both a secure marketplace and platform, where NFT buyers and sellers can easily connect their crypto wallets to instantly purchase or list their NFTs for sale. Responding to the needs of buyers and sellers of high-value goods, the WISe.ART platform is developing into a fully-fledged marketplace with its own digital currency, the ability to include curators and multipliers, white-labeling options and custom-made NFT design.

Gross Profit

Our gross profit increased by 36% to $10.1 million (gross margin of 42.4%) in the year ended December 31, 2022, in comparison with a gross profit of $7.4 million (gross margin of 42.0%) in the year ended December 31, 2021. Most of the increase in gross profit is the direct result of the increase in revenue year-on-year.

We note that the shortages in semiconductor components over the last few years has led to an increase in purchasing costs. However, WISeKey's strong working relationships with its customers has allowed us to build these increases into our prices. We have therefore not suffered any decrease in gross profit margin in relation to the supply chain issues in 2022. As shortages are resolved our gross margin may be affected in future periods.

Operating Results

The Group's operating loss decreased by $10.8 million year on year, going from a $21.2 million operating loss in 2021 to an operating loss of $10.4 million in 2022.

This is largely due to a decrease in our total operating expenses by $8.1 million (and by $5 million when excluding non-cash stock-based compensation) compared to 2021, from $28.6 million down to $20.5 million, evidencing the Group's continued focus on reducing its cost structure and its General and Administrative ("G&A") costs, whilst investing in both its Sales and Marketing operations and R&D of new products such as post-quantum cryptography, WISeSat and the its WISe.ART NFT platform.

A more detailed analysis of our operating costs is presented further below.

Net Results from Continuing Operations

As a result of the above factors, the net loss from continuing operations decreased by 58%, or $13.7 million, from $23.5 million in the year ended December 31, 2021 to $9.8 million in the year ended December 31, 2022. If we exclude the one-off credit of $3.2 million in relation to the recognition of a deferred tax asset balance, our loss before income tax has decreased by 45% from $23.5 million in 2021 to $13 million in 2022.

This positive trend demonstrates WISeKey's ability to generate additional revenue while continuing to streamline its cost base, while also making the strategic investments in R&D and S&M which are required to fuel future growth.

Net Results

With a total loss on discontinued operations of $19.5 million in 2022 relating to the divestiture of arago, our net loss increased by 21% from $24.2 million in 2021 to $29.3 million in 2022. The largest factor in the loss on discontinued operations is the $15 million loss on disposal of the arago business. The net proceeds of $25 million from the sale of our 51% ownership WISeKey in arago to a German consortium of investors led by arago's founder through his investment company, OGARA GmbH, have not yet been paid.

Although the disposal of arago increased our net loss, we believe that the sale of the arago Group has benefited the Company significantly as it has removed a part of the business that was loss-making and a drain on our liquidity, thereby allowing us to dedicate our liquidity to our continuing operations.

WISeKey is currently assessing enforcement scenarios to turn its pledge over the arago AI IP into full ownership, allowing WISeKey to integrate the HIRO AI into the WISeKey platform.

Consolidated Income Statement

(Million US$)	12 months ended December 31,		Year-on-Year Variance
	2022	**2021**	
Net sales	23.8	17.6	35%
Cost of sales	(13.6)	(9.9)	37%
Depreciation of production assets	(0.1)	(0.3)	-67%
Gross profit	**10.1**	**7.4**	**36%**
Other operating income	2.1	0.2	950%
Research & development expenses	(3.9)	(5.6)	-30%
Selling & marketing expenses	(7.3)	(9.1)	-20%
General & administrative expenses	(11.4)	(14.1)	-19%
Total operating expenses	(20.5)	(28.6)	-28%

(Million US$)	12 months ended December 31,		Year-on-Year Variance
	2022	**2021**	
Operating loss	**(10.4)**	**(21.2)**	**-51%**
Non-operating income	3.9	2.5	56%
Debt conversion expense	(0.8)	(0.3)	167%
Interest and amortization of debt discount	(0.2)	(1.1)	-84%
Non-operating expenses	(5.5)	(3.4)	62%
Income / (loss) before income tax expense	**(13.0)**	**(23.5)**	**-45%**
Income tax (expense)/recovery	3.2	-	n/a
Income/ (loss) from continuing operations, net	**(9.8)**	**(23.5)**	**-58%**
Loss on discontinued operations	(19.5)	(0.7)	3027%
Net income / (loss)	**(29.3)**	**(24.2)**	**21%**

Analysis of operating income and expenditure

Other operating income

In 2022, the main components of our other operating income consisted of a one-off credit in relation to the write off of a payable balance of $1,9 million, and recharges for the use of our premises by OISTE (the Organisation Internationale pour la Sécurité des Transactions Electroniques) for $0.1 million.

Research & development expenses

Our R&D expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our new and existing products and technology, such as our new WISe.ART NFT platform, VaultiTrust, WISeID, and NanoSealRT. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses decreased by $1.7 million between 2022 and 2021 and includes a non-cash, stock-based compensation expense of $0.2 million. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with $3.7 million net of a stock-based compensation spent in the year ended December 31, 2022, representing 19% of total operating expenses net of stock-based compensation. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications and we expect our R&D expenses to remain a significant portion of our overall expenditure as the Group continues to invest in new products.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our S&M expenses of $7.3 million for the year ended December 31, 2022 included a non-cash, stock-based compensation expense of $0.3 million. With a total of $7.0 million net of stock-based compensation, our S&M expenses decreased by $1.3 million in comparison with our 2021 S&M expenses of $8.3 million net of stock-based compensation. This decrease reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

General & administrative expenses

Our G&A expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses of $11.5 million for the year ended December 31, 2022 included a non-cash, stock-based compensation expense of $0.3 million. Net of stock-based compensation, our G&A expenses of $11.2 million has decreased by $0.5 million in comparison with the $11.7 million G&A expense net of stock-based compensation for the year ended December 31, 2021.

Our G&A expenses remain and will remain high due to WISeKey's initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

We will continue to challenge our G&A in future periods although increases are anticipated in certain key categories to support our growth and strategic positioning. Anticipated costs include those relating to:

- Our expansion strategy with potential acquisitions will maintain high legal, auditing and accountancy, and other professional G&A costs;
- Employee Stock Option Plan: grants to support our staff retention strategy will impact all cost categories including G&A

- To preserve the flexibility of our local entities, many of our staff are involved in projects covering sales & marketing, R&D and general and administrative fields. Where the allocation is not straightforward, these staff have been included entirely in G&A expenses.

Outlook for 2023 and beyond

WISeKey International Holding is transitioning into a new strategic direction that will see it operate as a holding company of several distinctive operational companies covering the full spectrum of WISeKey-related technologies:

the Root of Trust and PKI at WISeKey SA,

semiconductors and Quantum technology with SEALSQ and WISeKey Semiconductors,

Space technology using Picosatellites under WISeSat.Space, and

Trusted Blockchain NFT with WISe.ART Corp.

As a holding company giving strategic directions, WISeKey has taken several initiatives to continue growing revenue and strengthen net results. These initiatives include:

- **New strategic partnerships and investments in sales and marketing** to strengthen its position as IoT cybersecurity provider and to develop new use cases based on our established technologies. Our objective in 2023 is to grow our sales team in Asia with key recruitments in Taiwan, expend our sales force in the U.S., and sign up 5 additional sales representatives and 3 resellers.
- **WISeSat.Space** – building a joint constellation with FOSSA of 88 low-orbit satellites by end of 2024 to drive mass adoption of satellite-enabled IoT through secure interoperable and standardized connectivity using LPWAN technologies such as LoRa or NB-IoT. The WISeSat constellation will enable us to support Global Decentralized IoT Communications, a project that is building towards commercial deployment in the second half of 2023 when we believe our partnership agreement with the Swiss Army will become effective.
- Continued development of the **WISe.ART NFT auction platform** in conjunction with Polygon and CasperLabs, a product for which we have a patent pending, which would potentially add to our extensive patent portfolio. We are starting to bring revenues by charging commissions on the sales that are carried out on the WISe.ART platform which is a percentage of the total sale and depends upon multiple factors. In 2023, WISeKey expects to sign partnerships with Hedera and Italpreziosi for an even wider coverage, allowing for significant community growth, collectors' transactions and new NFTs business.
- **Investment in post-quantum cryptography** that are resistant against quantum cryptanalysis so as to anticipate on future cybersecurity threats, working in collaboration with the American National Institute of Standards and Technology (NIST) and the European Union Agency for Cybersecurity (ENISA).
- Planned investment in **new equipment to increase the production volume of semiconductors** with a 5-year CapEx plan to increase its semiconductors volume by up to 80% over the next 5 years.
- **Investment in R&D** to expand its patent portfolio.

WIS@key

Non-GAAP Financial Measures

In managing WISeKey's business on a consolidated basis, WISeKey management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting WISeKey's business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in WISeKey's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in WISeKey's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

Non-GAAP to GAAP Reconciliations

Financial Reconciliation of GAAP to non-GAAP Results (unaudited) (Million US$)	12 months to December 31,	
	2022	**2021**
Operating loss as reported	**(10.4)**	**(21.2)**
Non-GAAP adjustments		
Depreciation expense	0.4	0.5
Amortization expense on intangibles	0.1	0.1
EBITDA	(9.9)	(20.6)
Non-GAAP adjustments		
Stock-based compensation	0.7	3.8
Expenses settled in equity	0.1	0.1
M&A-related legal fees	1.7	0.9
M&A-related professional fees	0.4	-
Listing-related professional fees	0.1	0.1
Adjusted EBITDA	(6.9)	(15.7)

WISEKEY ROOT OF TRUST & SECURE HARDWARE
SIMPLIFY IOT DIGITAL IDENTITY PROVISIONING

Building on more than 20 years in establishing digital trust, WISeKey Digital Identity Provisioning Services offer device manufacturers, solution providers and consumers, the ability to trust the devices and the data of their IoT (Internet of Things) deployments.

The IoT is radically transforming how we work and how we live. However, with this transformation comes increased risk.



For most IoT deployments, a trusted ecosystem of authorized devices and authorized services is the recommended approach. In a trusted ecosystem unauthorized devices or services are not allowed to interact with authorized devices or services. This prevents unauthorized access to the critical services and data of an IoT device.

While mutual authentication is a baseline requirement, devices also need a unique identity. This allows it to perform many different types of cryptographic operations and describes what it is and what it is authorized to do. Public key cryptography plays an important role in device identities. In any implementation of public key cryptography, it is important to have strict ways to create, manage, distribute, and revoke public keys.

Key management is difficult enough when managing even a small number of keys. However, some deployments require a huge number of keys to be generated. Consider an IoT vendor that wants to give a unique cryptographic device identity to each of their IoT devices in the field. One can easily imagine deployments of millions of such devices.

The process of providing a device with an identity is referred to as provisioning. Once manufactured, the device identities need to get from the manufacturing source to the devices and services. There are generally two approaches to provisioning device identities: factory provisioning and cloud-based field provisioning (so-called Zero Touch Provisioning).

Provisioning device identities requires an understanding of the supply chain, manufacturing environment, cryptography and cryptographic hardware. It can be particularly challenging to provision devices for large scale deployments.

WISeKey IoT Security Solution, named INeS®, addresses these security challenges at each step of the device security lifecycle, providing customers with a means to manage device identity, secure connections, prevent device tampering, and update firmware and settings remotely and securely once in the field.

WISeKey offers a complete, full-service managed PKI that specializes in delivering device identities at scale for trusted ecosystems, for companies that need security and control over all the players in their ecosystem. The solution has been designed to support both factory floor and cloud-based field provisioning, to meet all customer requirements.



What differentiates WISeKey PKI is that it has been designed specifically for IoT and made-for services, unlike traditional PKI, that has been designed for IT products rather than devices. WISeKey has designed technology to authenticate networks via a Certificate Authority such as for Matter™ or for Wi-SUN™. This, in turn, allows for interoperability across devices and platforms.

WISeKey PKI is WebTrust certified. The WebTrust certification covers all areas of the solution; from the people to the process, the infrastructure and solution itself. By using a WebTrust compliant Certificate Authority, customers can be assured that their PKI is being managed correctly.

WISeKey is committed to support alliances and industrial consortiums which design products that meet industry-related standards. For instance, Matter uses comprehensive, strong, easy-to-use, robust, and resilient architecture to build secure IoT devices and make it easy for device manufacturers to implement.

Use Cases

MATTER

Matter is a new single, unified, application-layer connectivity standard designed to enable developers to connect and build reliable, secure IoT ecosystems and increase compatibility among Smart Home and Building devices.

Matter's security requirements include a device attestation certificate, which confirms device authenticity, demonstrates trustworthiness and establishes an authenticated connection with the larger Matter network.

Integrating Matter into a device is fast and easy with WISeKey Root of Trust and INeS®. The lifecycle management solutions speed go-to-market while ensuring devices meet the Matter protocol, regardless of production volume or device use case.

NB: Matter is a protocole developed by the CSA (Connetivity System Alliance)


nest
HEAT SET TO
65

Wi-SUN



Wi-SUN Alliance is a global association made up of utilities, municipalities/local government service providers, and vendors. Its mission is to drive the global proliferation of interoperable wireless solutions for use in smart cities, smart grids and other IoT use cases through the use of open standards from organizations such as IEEE802, IETF, TIA, TTC and ETSI.

As part of its strategy to extend its offer towards Services, WISeKey signed a strategic partnership agreement with Wi-SUN, to become a supplier of certificates. WISeKey certificates will ensure that IoT devices in a for Wi-SUN Field Area Network are uniquely identified and fully authenticated for a robust security architecture.

WISEKEY 2022 STRATEGIC PARTNERSHIPS



WISeKey pursues strategic partnerships to strengthen its position as IoT cybersecurity provider and to develop new use cases based on our established technologies.

CSA

WISeKey has become a member of the CSA (Connectivity Standard Alliance). The CSA ignites creativity and collaboration in the IoT, by developing, evolving, and promoting universal open standards -such as Matter, Zigbee - that enable all objects to securely connect and interact.



With this membership, WISeKey roadmap consists of creating a Root of Trust – PKI Certificate Authority, dedicated to the Matter enabled edge devices, and to have it certified by the alliance during the first quarter of 2023. With this initiative would become the only CSA-Matter certified Root player to propose also the provisioning of the Matter identities at semiconductor level, thus simplifying the security journey of its customers.

École des Mines



As part of its QUASAR program, for developing a new generation of secure element supporting Post Quantum Cryptography (algorithms capable to resist to the Quantum computer new threats), WISeKey has renewed its partnership agreement with l'École des Mines. With this agreement, WISeKey has onboarded for 2 years a post PhD engineer of l'École des Mines – one of the most famous French engineering universities - to port the NIST selected PostQuantum algorihms (Crystals Kyber and Crystals Dilithium) onto our chips and build the countermeasures against these new cyberattack threats.

WISEKEY INVESTS R&D
IN POST QUANTUM COMPUTING AND OTHER STRATEGIC DOMAINS

QUASARS Project



Quantum computing may render today's strong cryptographic algorithms vulnerable to new forms of attacks leveraging quantum systems massive computation power.

Existing public-key cryptography is based on the difficulty of factoring and calculating elliptic curve discrete logarithms. Quantum systems can develop unbelievable calculation power, and will thus be able to decrypt widely used asymmetric security protocols, such as the commonly used RSA or elliptical curve algorithms that protect billions of IoT devices today. It is mandatory to start working on post-quantum cryptography before current cryptosystems become obsolete!

A NIST published report from April 2016 cites experts that acknowledge the possibility of quantum technology to render the commonly used RSA algorithm insecure by 2030. In December 2016 NIST initiated a standardization process by announcing a call for proposals. Efforts focus on public-key cryptography, namely digital signatures and key encapsulation mechanisms. The competition is now in its third round (out of four) and many algorithms have been discarded. NIST hopes to publish the standardization documents by 2024 or earlier.

WISeKey has Created a fully owned subsidiary named SEALSQ Corp. (www.sealsq.com**) with the purpose to roll-out the QUASARS project.**

WISeKey partners with academic research and industry (through its new subsidiary SEALSQ) on several candidates for cryptography systems that will both withstand quantum computer capabilities, while still working with existing protocols.

WIS@key

QUASARS Project aims at building a post-quantum Root-of-Trust and Hardware Security Module able to run the new algorithms that will be selected by the NIST initiative, and still compliant with all other security requirements from the French ANSSI and Common Criteria EAL5+ label.

The final platform will be the new WISeKey RISC V Platform, but the team has already taken steps to successfully run two of the Crystals Algorithms (Kyber and Dilithium) appointed by the NIST on the existing MS 6003 secure hardware platform. (https://www.sealsq.com/about/research-innovation/quantum-proof-cryptography#PQCDemoVideo)




Quantum Innovation

SEAL SQ is developing the next generation of secure chips that will resist attacks based on quantum systems massive computation power.

WISEKEY SEMICONDUCTORS 2022 HIGHLIGHTS

As a pure play IoT cybersecurity, WISeKey partners with its IoT customers to provide trust to IoT deployments. Trust that data remains confidential and is not tampered with. Trust that IoT devices remain under strict control and are protected against hostile take-overs. And trust that the IoT infrastructure is protected against rogue devices, rogue users, and rogue software.



> WISeKey partners with its IoT customers to provide trust to IoT deployments. Trust that data remains confidential and is not tampered with.

Continuing to gain market share

The fact that WISeKey is pure play IoT cybersecurity provider enabled it to keep on delivering chips at high quantities, even during the year 2022 which was again a year of global capacity shortage of the semiconductor industry. WISeKey succeeded in gaining a significant market share with its existing customers, such as Cisco and Thales.

Expanding sales and marketing channels

WISeKey launched in 2022 a program to grow its sales channels, with the recruitment of sales representatives and resellers. It results from this program the onboarding of 7 additional representatives in the E.U. region (UK, Italy Benelux, France), in Israel and South Africa and 2 representatives which will cover the Eastern states of the United States. The program continues in 2023, with an objective of 5 additional representatives and 3 resellers.

Launching new products

WISeKey has launched in 2022 a new Vault-IC product: the Vault-IC 408, which embeds state of the art security resistance defined by the US NIST FIPS 140-3 Level3 standard. It does implement a new Random Number Generator developed by WISeKey which has successfully passed the NIST SP800-90B (Entropy Sources for Random Bit Generation) certification standard. This new chip is already in Design-WIN phase with multiple customers of WISeKey such as TOSHIBA and LANDYS & GYR

WISeKey has developed an off-the-shelf Vault-IC Secure Element version: Vault-IC 405, that is designed specifically to serve as a P25 cryptographic module, enabling the Land Mobile Radio (LMR) to achieve FIPS140 certification. This positions WISeKey with a clear competitive advantage on the growing Secure Radio market. Increasingly, police, military and government agencies are requiring FIPS 140-2 level 2 and 3 certification levels for the radios used during field ops. Designing and certifying a cryptographic module for FIPS140 is challenging, time consuming and expensive. In many cases the certification can take up to or over 2 years. The Vault-IC being pre-certified, this design approach is an ideal solution to expand LMR manufacturers' Total Available Market into FIPS140 Levels 2&3 opportunities with shorter time to market and reduced costs since The Vault-IC Secure Element provides a simple, short release cycle, and less-expensive design for FIPS140 certified LMRs. WISeKey already signed one contract with a large manufacturer in 2022 and several other leading LMR manufacturers in the US are considering onboarding the product in their upcoming designs for 2023 and 2024.

Partnerships

WISeKey has been selected as a collaborator by NIST for the NCCoE Trusted IoT Device Network-Layer Onboarding and Lifecycle Management Consortium project. For this project, WISeKey is working with NIST and other industrial companies to define recommended practices for performing trusted network-layer onboarding, which will aid in the implementation and use of trusted onboarding solutions for IoT devices at scale.

WISeKey continues to address new customers and applications with its innovative product portfolio.

The Challenge: Protecting physical access.

Controlling physical access to sensitive premises is becoming more and more important for both private and public infrastructures. Today's connected solutions feature ID-cards, mobile phones, key fobs or the like to identify and manage each user's access and privileges.

The Solution: MS6001 & WISEKEY Trust services.

The secure ARM SC300 microcontroller MS6001 provides the bedrock for keyless entry systems.

When provisioned with an identity and integrated in an electronic lock, its tamper resistance, memory size and integrated cryptographic algorithms allow our customers to develop stand-alone systems that are capable of autonomously authenticating the access-credentials a person presents to the lock.




The Challenge: Protecting remote logical access.

To access online data and services, simple passwords or even two factor authentication (OTP, TOTP,SMS) are not considered secure enough by government agencies and data experts. To be considered strong, authentication must use a possession factor incorporating a qualified or certified safety component and be based on cryptographic mechanisms.

The FIDO-Alliance, backed by Appl, Microsoft and Google has come up with the FIDO authentication scheme, a USB dongle that contains all access credentials for participating websites. This dongle is obviously capable of executing complex cryptographic algorithms and keeping the required secrets safe from tampering.

The Solution: FIDO USB dongles built on MS6003.



WISEKEY secure microcontroller MS6003 with integrated USB interface and optional identity provisioning gives our customers the possibility of easily implementing certified solutions for authentication on the web, such as FIDO Keys.



The Challenge: Authenticate users.

Be it for physical access control, or access to data on a computer or cloud service, or access to medical records for a patient, solutions are built on the use of physical ID-cards. These cards, containing the credentials of the user, need to be read or programmed to allow the required access to the resource.

The Solution: The SCR family of card readers.

The SCR family of card readers are provided as hardware platforms alone or with integrated third-party applications, allowing customers to quickly build smart card readers without requiring custom development.

 

Based on 8/16-bit RISC processors, WISeKey's Smart Card Reader chips are EMV-CO compliant and equipped with DC/DC for a wide compatibility with smart cards.

The Challenge: Authentication between two remote devices.

In use cases like Qi3 Wireless chargers, drone to controller pairing, P25 radio communication, or Wireless Sensor Networks (WSNs) devices need to authenticate each other, encrypt and trust the exchanged data to prevent counterfeiting and attacks like man-in-the-middle, spoofing or impersonation. For instance, when a drone is in flight, the command and control must be trusted and the data from the onboard camera and sensors must remain confidential and uncorrupted. The drone must trust the controller and the base station must trust the data from the drone.

The Solution: WISEKEY Device-to-Device remote Authentication.

INes CMS allows to create and manage an identity for each device. Devices are personalized with their ID using Vault-I-Trust SaaS services.



The WISEKEY Vault IC 408 embedded in the devices protects the keys and certificates and executes all the cryptographic operations required by mutual device authentication.



VaultIC 408 can be personalized for any specific use-case and is NIST certified FIPS140-2 Level 2 and 3, and FIPS 140-3 to ensure not only the highest level of security but also fast time-to market and full compliance of your products with market regulations.

The Challenge: Prevent the use of fake consumables.

Fake consumables (Batteries, Toner Cartridges, E-cigarettes..) represent a revenue loss of billions of dollars every year to manufacturers, cause injuries to consumers, damage host devices and undermine brands reputation. Indeed, consumables' authenticity is not easy to check reliably, and traditional physical methods have proven their limits.

The Solution: WISEKEY Device-to-Host "self-authentication".

 

Digital security based on cryptography and electronic signatures offers a robust way to check a consumable's authenticity. When affixed to the consumable, the Vault IC secure element acts as an ID Card that will be automatically checked by the host device before allowing any action.

The combination of Vault-IC 18X secure hardware module, trusted identity generation, provisioning, and flexible design customization services is ideally suited to defend your products and Brand.

Read the full Application Note on our Battery authentication solution.

The Challenge: Fights against counterfeit products.

Luxury consumer goods like Watches, Leather, Spirits and Fashion amount for most of the fake goods seized products value. Beyond sales loss, it's hurting the most valuable asset for this industry: the brand image. Brand owners need to fight counterfeit products, but also to restore the trust bond with their consumers.

The Solution: CONNECTED & SMART PACKAGING

There is a way to protect from counterfeiting while enabling brands to engage consumers in a more personal way, reaping a new kind of marketing benefits.

WISEKEY delivers a new level of brand protection by combining the most secure anti-counterfeiting solution on the market, with exciting customer engagement possibilities in a single, easy to use package.

 

The Challenge: Encrypting the data & protecting keys.

Among the common attacks are stealing the data and holding it for ransom, publicly exposing the data, covertly using the data to attack the owner, corrupting the data, or crippling the products and/or services of the owner (especially in the case of IoT networks). Data encryption and safe encryption-key storage is the last-standing and most critical digital security layer.

The Solution: WISeKey Secure Microcontrollers

Data can be efficiently encrypted/decrypted using WISEKEY secure platforms like MS600X series or the VaultIC secure elements family.



They can safely store keys and encrypt data using NIST validated hardware algorithms like AES, ECC or RSA. They have built-in physical protection mechanisms designed to defend against external tamper, bypass physical attacks and more.



The Challenge: Ensure Data exchange only occurs among legitimate user/devices/applications.

Data is more exposed to threats when being transmitted or processed: it can be stolen, altered or substituted via spoofing and man-in-the-middle techniques. Ubiquitous IoT devices, sensors and actuators communicating among themselves and with a cloud or private network are often the target, but also data being exchanged between different internal parts of a device or closed system (PC, factories, cars).

The Solution: WISEKEY device identity framework.

WISEKEY provides trusted Digital-IDs and SaaS services to provision them securely into devices to enable mutual authentication and secure protocols like TLS.

WISEKEY also provides Certificate Lifetime Management software (INeS) so trusted device identities can be centrally and securely managed through time.





The Challenge: IoT supply chain complexity.

It is not easy for special facilities to be set up within the factory environment that are accessible to limited personnel to do the key injection. But increasingly, organizations are concerned about untrusted factory environments, especially by third parties in low cost geographies, where not all factory floor workers can be trusted to have access to sensitive keying material.

The Solution: WISEKEY secure Element provisioning (VaultiTrust).

To sidestep these various problems, the best choice for key injection is the Secure Element supplier, because they are the ones best equipped to establish a silicon-based root of trust and can perform key injection as part of a secure manufacturing process.




With the combination of VaultiTrust secure provisioning services, WISeKey is ideally suited to simplify your supply chain.

The Challenge: Manual provisioning identities in the field.

Deploying IoT devices in a large-scale environment that includes different technologies (NB-IoT, LTE-M, LoRa, Zigbee, Thread, Bluetooth Low Energy, Wi-Fi) is becoming a significant challenge. Also, the challenge is the cost of people and travel and the effort required to configure each IoT device based on the functionalities of the sensors and actuators. For example, it can take an hour per IoT device to provision the devices in the field. In addition, manual installation is extremely error-prone, where 80 to 90 percent of the downtime is attributed to human error.

The Solution: Making the shift to Zero Touch.



The Zero-Touch methodology is currently used in the IoT industry to address many device provisioning challenges. The process is typically applied in the second level (provision) and third level (configure) of IoT device life-cycle management.

The main goal is to eliminate the manual provisioning process in a more extensive IoT network deployment by configuring the IoT devices automatically. Zero Touch will generate new business opportunities and revenue.

WISESAT 2022 HIGHLIGHTS


WISeSat
Powered by FOSSA - Secured by WISeKey

WISeKey strategically invested in FOSSA Systems in 2021 to integrate their picosatellite technology into the WISeKey IoT Connect & Trust model.

WISeKey will offer the WISeSat product and services to its IoT clients in a SaaS model building a joint constellation with FOSSA of 88 low-orbit satellites by end of 2024. Allowing both remote and redundant urban IoT communications for companies seeking to securely connect their assets via satellite communication covering large and unserved geographic areas such as maritime, deserts, mountains, etc., at affordable prices. The vision is to drive mass adoption of satellite-enabled IoT through secure interoperable and standardized connectivity using LPWAN technologies such as LoRa or NB-IoT.

WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat Satellites by ensuring the authenticity, confidentiality, and integrity of the devices, objects, data and transactions.

WISeKey’s INeS platform uses state-of-the-art cryptographic algorithms to meet the highest standards for issuing, managing, and validating digital credentials for IoT devices and now those to be connected with WISeSat Satellite.



This platform is scalable to support environments for hundreds of millions of devices and sensors equipped with WISeKey Semiconductors, and able to remotely collect data from the field and transmit to the backend.

Additionally, INeS features Entity Management (any custom attributes such as identities, group, type, role, and life cycle), Message Security Policy Management, and Business Rules Management.

Interfacing via the cloud and connecting devices and applications, INeS is capable of remotely identifying credentials and controlling activation, deactivation, revocation, renewal, and secure provisioning.

WISeSat PocketQube Satellites now enable all IoT sectors to connect at planetary scale. See WISeSat Satellites in orbit live: https://wisesat.wisekey.com/?tags=WISeSat

WISeSat completed the installation, in La **Línea de la Concepción**, of the first WISeSat satellite ground station**.**



WISeSat 1st Constellation

WISeKey successfully launched its First IoT Picosatellites WISeSat–1 and WISeSat–2 on January 13, 2022, with SpaceX Transporter 3 Rideshare Mission Aboard a Falcon 9 Vehicle. kickstarting WISeSat, a brand-new-offering-satellite-based secure IoT connectivity-as-a-service.

WISeSat offers the satellite platform, launch, integration, ground station services and the all the security architecture and components, as part of a turnkey SaaS solution for low-power and secure space-based IoT connectivity.



This reduces the complexity and cost of the communication link for the end customer and sets the benefits of space technology and embedded security within the reach of every IoT business.



Mobile World Congress

First Secure NFT from Space Featuring Brooke Shields Photography. Through the WISeSat constellation WISeKey will enable the direct connection of satellites to IoT devices for NFT authentication, completing the connection cycle from space to device through secure telecommunication means.

The space based NFT ecosystem assures personal and secure authentication capabilities through the combination of its global WISeSat constellation and the WISe.ART NFT Trusted Marketplace.

WISeSat FOSSA Secured Satellites

Creating one of the largest European IoT constellations in history, in cooperation with FOSSA Systems, WISeKey has launched 7 new **WISeSat FOSSA** secured satellites has increased to 13 the WISeSat-ready constellation in orbit, becoming the Swiss-Spanish satellite operator with the largest constellation.



The WISeSat Satellite is a security-IoT hardened FOSSASAT-2E picosatellite designed to further drive down satellite costs for IoT applications. These WISeSat ready platforms will enable secure and robust IoT connectivity and space-enabled services for assets in remote locations and applications such as maritime shipment, emergency locators, agriculture or farming.

Swiss Armed Forces



We signed a Partnership Agreement to Cooperate in the Development of Space Related Activities. This partnership between WISeKey and the Swiss Armed Forces aims to establish the foundation for the development of new capacities in the field of data security, interconnection of objects or communication links based on a constellation of small low-orbit satellites.

WISeKey in cooperation with FOSSA System has launched 13 low-orbit picosatellites aboard SpaceX Transporter Rideshare 3 mission and plans to create a constellation of 88 additional low-orbit satellites by end of 2024.

Smart Agro

WISeSat Satellite communication for secure IoT connectivity using low-power sensors IoT deployed for Smart Agriculture projects.

For example, ODIN Solutions selected WISeSat for its SmartAgro project enabling secure satellite communication for IoT sensors deployed to analyze the state of the field, the plants and everything related to management.





Smart Farming

WISeSat Satellite IoT connectivity using picosatellites and low-power sensors deployed for Smart Farming. For example, EPRINSA selected WISeSat for its SmartFarming project enabling satellite communication with IoT sensors to trace and assure animal welfare.

Air Inspection & Surveillance

Combination of WISeSat satellite communication, drones and IoT low-power sensors with the aim to answer the needs of secure communication on areas not well covered by other channels.

For example, Gibraldrone selected WISeSat for its projects of air inspections of warehouses and ships as well as for forest fires with the guarantee of data protection between terrestrial sensors and drones



WISe.ART 2022 HIGHLIGHTS

After successfully testing market viability with several successful NFT auctions, WISeKey announced mid 2021 its own platform for trading high–value NFTs from the collectible and luxury space incorporating vetting, provenance, proof of ownership, and follow-on monetization control into the NFTs.



It is a multichain marketplace with access to most transacted cryptocurrencies via the Coinbase exchange. WISe.ART is also compliant with bank transfer and credit card transactions.

WISe.ART is a vetted and secured NFT marketplace offering both digital and "phygital" packages for art pieces, collectibles, and digital identification certificates. Compliant with Swiss LMA Regulations, all users are required to register for a WISeID profile to access the platform.

Artists / creators / vendors are verified and approved by the vetting committee (composed of a minimum of three experts in their respective fields).

WISe.ART is a means of communication increasing networks in new fields like the arts, philanthropy, sustainability, travel, sports, and luxury lifestyle industries.

A physical experimental space, the Metaverse NFT Factory, is planned to become a state-of-art hub for cultural encounters.

It is planned to offer the above proven services in exclusive WEB03 environments as soon as available in 2023. The aim is to remain in pole position in the innovation race. WISe.ART' s R&D is currently testing and designing state-of-the-art tailor-made spaces on demand.

WISe.ART' s communication strategy includes dedicated social media pages opened with a view to grow a significant community of followers and collectors. 2 series of four webinars were run in 2022, multiple press releases were issued, Newsletters and personal attendance at all major international art and technology innovation events throughout the year. Monthly videos were prepared for projection on the Nasdaq Tower in 2022.

Collectors / customers are verified and registered, prior to being given access to the platform.

The WISe.ART marketplace, through technology blockchain provides a secure record of digital operations with or without the intermediation of third parties, guarantees authenticated & signed versions of these assets, in addition to managing their sale. The new WISe.ART 2.1 NFT Marketplace version.

Casa de Alba Foundation



Casa de Alba Foundation selected WISeKey's WISe.ART NFT Market Place and Luminaries21 for the Digital Transformation of one the Best Private Collections of Cultural Heritage NFT.

This new venture from Casa de Alba Foundation will commence with one of Christoph Columbus's letters, part of the Foundation's collection appraised at over one hundred million dollars by Christie's.

Cryptoverse Island event

WISeKey joined forces at the unique Cryptoverse Island event, which took place in Gibraltar, from April 29 to May 4, 2022. During the event, some of the world's most innovative NFT art created by leading artists were offered for sale on WISeKey's entrusted NFT platform, WISe.ART.

CryptoVerse Island, a collective of international digital artists building bridges between the physical world as we know it and digital space. With successful phygital exhibitions in Sevilla, Malaga and Madrid, artists are rewarded with recognition and visibility on the WISe.ART platform.


WKEY
CRYPTOVERSE

UNICEF

WISe.ART' s artists donated a collection of art pieces to be minted in aid of the Lost Children of Ukraine at the early onset of the war. **(Isagus: TChBr #002)**



Exclusive NFT minted from space



WISe.ART scheduled punctual appearances at several events including ArtGeneve, ArtBasel Basel, Paris & Miami, the Venice Biennale, BRAFA, TEFAF, a Davos Week which was postponed to May 2022 due to the pandemic.

WISeKey was invited to Nasdaq Investors' Day and Opening Bell. An exclusive NFT was minted with WISe.ART from space for actress Brooke Shield on the same day.

ONUART

ONUART, a UN entity supporting Human Rights causes through all art mediums including music & art selected WISe.ART as its official NFT marketplace.



WISe.ART launched its first AI NFT at the Concert for Humanity with Gregory Sokolov.

WISe.ART minted an NFT from the opening of the Human Rights Concert at The Human Rights Hall in its 2021 and 2022editions.



The Antonio Banderas Foundation and Starlight Foundation

The Antonio Banderas Foundation and Starlight Foundation joined forces with WISe.ART to raise funds during the Starlight Gala for the constructions of schools in remote areas of Mexico. Over USD 250'000.- were raised during the evening.

Duran Subastas

Duran Subastas joined forces to offer works by WISe.ART's very own Pedro Sandoval on auction in their Madrid premises while the digital link was established with the digital version and minted on the blockchain. The NFT sold for USD 75'000.- was the Marilyn with Cheetas.



Le Japon à Deux Pas event

"**Le Japon à Deux Pas**", an annual event organized partly by the Japanese Mission to the United Nations in Geneva promoted traditional Japanese arts and crafts and created the first Kintsugi glass NFTs with artist Takuo Matsazuwa as well as Kinkarakawa Urushi works on leather by Hiroko Fujioka.



Featuring over 1000 artworks by over 100 artists

WISe.ART features over 1000 artworks by over 100 artists worldwide ranging from traditional art, video art to 3 dimensional AI productions. More than half are linked to physical pieces which can be shipped anywhere in the world. Trackable chips signaling changes in temperature, humidity, movement, or shock can be applied for safer logistics and reduced insurance costs.



Partnerships with museums - Chinese Museum of Finance

Museum and other major partnerships are being negotiated such as the IMA (EU), Centre Pompidou (EU), Casa de Alba (EU), Bodmer Foundation (CH), Centre Contemporain de la Photographie (CHF), Opera Gallery (multinational), Demeritte's (CH), Rudolf Budja (USA/EU), ArtGeneve (CH/EU) and many more in the pipeline.



Through its partnership with the Chinese Museum of Finance, WISe.ART was selected to auction a historical Jiaozi NFT, the world's first government-issued paper currency created in 1024 and by China Financial Heritage Foundation for future development of 1,000 NFTs jointly operated by the China Museum of Finance and NFT distributors, such as gifts to international financial institutions, museums, and key industry leaders.

The 2022 WISe.ART Excellence Awards



The 2022 WISe.ART Excellence Awards were announced during the Swiss Night at the Davos Week last May. The winners were selected for their significant impact in the industries of new technologies according to global SDGs, creativity, innovation and philanthropical impact. And the Winners were:

The Nominees are:

Mayte Espinola - Artist- Patron and founder of Grupo por Arte y Cultura

Gunter Pauli - Director, ZERI and initiator of the blue economy concept

Fernando Fitz-James - Vice President Fundación Casa de Alba & Duke of Huéscar

Andrés Salvador Habsburgo-Lorena Chairman of the Maria Nobrega International Foundation

Pedro Sandoval - creator of the PENTA ABSTRACTIONISM

Mons. Lucio Adrián Ruiz- Head Office of the Vatican Internet Service, Direction of Telecommunication, Vatican

Juan Carlos Sainz-Borgo Professor and Dean at University for Peace (UPEACE)

Wang Wei, China Metaverse , Founding Chairman of China Mergers and Acquisitions Association (CMAA)











Development of the WISe.ART phase 3.0

The new 2.1 version includes new features providing art collectors and artists both, a secure marketplace and platform where NFT buyers and sellers can easily connect their crypto wallets to instantly purchase or list their NFTs for sale.

Development of the WISe.ART phase 3.0 has begun and we expect a fully operational brand new marketplace by the end of 2023 with additional blockchain possibilities and functionalities making our unique marketplace even more user-friendly.

WISeKey has added the support of Ethereum, Polygon and CasperLabs blockchains, drastically reducing and even eliminating gas fees for creators, buyers, and sellers on the WISe.ART marketplace. WISe.ART is working on cross-blockchain support, enabling a truly open data economy with the support of Ethereum, Polygon and CasperLabs and gradually add new chains so to ensure interoperability and scalability as part of WISeKey's overall strategy to act as a leading platform of the Web3.0 revolution.

Joint Venture - PreciousMetalVerse.com

In 2023, WISeKey expects to sign partnerships with Hedera and Italpreziosi for an even wider coverage, allowing for significant community growth, collectors' transactions and new NFTs business.

Trusted NFTs backed by Gold and our Precious Metals Platform, Italpreziosi and WISe.ART sign an MoU to establish a Joint Venture PreciousMetalVerse.com using WISe.ART. Italpreziosi, one of the main operators in the production, refine and trade of precious metals, production and trade of investment gold based to offer Trusted NFTs that are backed by gold and have offsets carbon attached using WISeKey technologies.


ITALPREZIOSI

The TrustedNFT Gold tokens represent ownership over physical gold bars that are stored in a vault in Switzerland and Italy. Each TrustedNFT Gold represents an underlying bar of gold, with both the token and the physical bar of gold sharing a unique digital identity, which uses a patented method for digital inscription on the blockchain.

WISEKEY 2022 RECOGNITIONS

As a pure play IoT cybersecurity player, WISeKey aims to achieve very high levels of security and certification for its products, with some of the techniques being patented. WISeKey wants its customer to rely on the tamper proofness of its chips and the audited management of keys and digital certificates.


Managed PKI Services


CertifyID SSL Certificates


Root Signing Services

Certification of VaultIC

WISeKey VaultIC chips combine a powerful, secure microcontroller with hardware crypto accelerators and secure storage of user-defined sensitive or secret data.
The Vault-IC 405 was certified against FIPS 140-2 Level 3
The Vautl-IC 408 was certified against the FIPS SP800 -90B ESV (Entropy Source Validation) program.

Certification key provisioning

The loading of digital IDs onto the chips at wafer level and at package level, and pairing chips with digital certificates happens through processes and software that are independently ISO27001 certified.

Certification of digital certificates

All digital certificates and digital ids are generated using FIPS 140-2 Level 3 certified Hardware Security Modules, located in WISeKey Common Criteria EAL5+ and ISO27001 certified data centers.

Certification of SSL Trust Services

WebTrust for Certification Authorities, Baseline Requirements and Extended Validation SSL services. WISeKey undergoes annual independent audits of our Trust Services, as required by the industry and the different Root Certificate Programs (Chrome, Mozilla, Microsoft, Apple, and others) to recognize our Digital Certificates as trusted for different purposes as protection of web servers with TLS certificates or electronic signatures of documents with personal certificates.

COMPENSATION REPORT



Phone   +41 22 322 24 24
Fax   +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

To the general meeting of

WISeKey International Holding AG
General-Guisan-Strasse 6
6300 Zug

Report on the Audit of the Remuneration Report according to Art. 14-16 VegüV

(for the period from 01.01.2022 to 31.12.2022)

April 28, 2023



Phone +41 22 322 24 24
Fax +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

REPORT OF THE STATUTORY AUDITOR

To the general meeting of WISeKey International Holding AG, Zug

Report on the Audit of the Remuneration Report

Opinion

We have audited the Remuneration Report of WISeKey International Holding AG (the Company) for the year ended December 31, 2022. The audit was limited to the information on remuneration, loans and advances pursuant to Art. 14-16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften, VegüV) in the tables marked «audited» on pages 47 to 49 of the Remuneration Report.

In our opinion, the information on remuneration, loans and advances in the accompanying Remuneration Report complies with Swiss law and Art. 14-16 VegüV.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the *Auditor's Responsibilities for the Audit of the Remuneration Report* section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked «audited» in the Remuneration Report , the consolidated financial statements , the stand-alone financial statements and our auditor's reports thereon.

Our opinion on the Remuneration Report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Remuneration Report , our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the Remuneration Report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information,we are required to report that fact. We have nothing to report in this regard.

Board of directors' Responsibilities for the Remuneration Report

The board of directors is responsible for the preparation of a Remuneration Report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the board of directors determines is necessary to enable the preparation of a Remuneration Report that is free from material misstatement, whether due to fraud or error. The board of directors is also responsible for designing the remuneration system and defining individual remuneration packages.



Phone   +41 22 322 24 24
Fax   +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

Auditor's Responsibilities for the Audit of the Remuneration Report

Our objectives are to obtain reasonable assurance about whether the information on remuneration, loans and advances pursuant to Art. 14-16 VegüV is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Remuneration Report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

Identify and assess the risks of material misstatement in the Remuneration Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Geneva, April 28, 2023

BDO Ltd

Philipp Kegele
Auditor in Charge
Licensed Audit Expert

ppa. Sascha Gasser
Licensed Audit Expert

Enclosures
Remuneration Report

1. Introduction

In accordance with the Ordinance against Excessive Compensation (the "**OaEC**") applicable to Swiss listed companies, the remuneration of members of the Board of Directors and the Executive Management of WISeKey International Holding AG (the "Company", and together with its subsidiaries "**WISeKey**" or the "**Group**" or the "**WISeKey Group**") is disclosed below for the periods ended December 31, 2022 and 2021.

This Compensation Report should be read in conjunction with the compensation policy as disclosed in the Corporate Governance Report presented in this Annual Report on page 51.

2. Compensation Policy

2.1 Board of Directors

It is our general policy that compensation for the members of the board of directors of the Company (the "Board") consists of a mix of cash and equity stock options in order to ensure a commitment to the long-term success of the Company.

2.2 Executive Management

Our compensation strategy aims to compensate the members of the Executive Management in line with industry standards and as a fair reward for their success in implementing the Company's strategy, expansion plans and performance targets.

The key underlying elements taken into account to define the Executive Management compensation are:

- **Alignment with industry standards** – in order to attract and retain talented executives and employees, the Nomination & Compensation Committee has ensured that the various compensation elements are reasonable and in line with the compensation of similar listed companies benchmarking against sources such as the BDO 600 Report, S&P 600 Small Cap report and white papers from other recognized institutions.
- **Alignment with shareholders' interests** – part of the compensation of the Executive Management consists of equity stock options in order to ensure that the Executive Management works towards the long-term success of the Company and takes into account shareholders' interests to define and plan the Company's future.
- **Compensation in line with performance and results** – part of the Executive Management's compensation is variable and may therefore be linked to the achievement of the strategic objectives defined by the Company.

3. Determination of Compensations

3.1 The Nomination & Compensation Committee

The Nomination & Compensation Committee assists the Board in the preparation of compensation proposals for members of the Board and the Executive Management to be submitted for approval to the annual general meeting of shareholders of the Company (the "General Meeting"). Further tasks and responsibilities of the Nomination & Compensation Committee are set forth in articles 23 et seq. of the articles of association of the Company (the "Articles").

In line with OaEC requirements, the Nomination & Compensation Committee members are elected annually and individually by the General Meeting. Members can be re-elected. Should a vacancy in the Nomination & Compensation Committee arise, the Board would appoint a new member from the Board until the following General Meeting.

The Nomination & Compensation Committee aims to meet as and when necessary in view of the Company's activities and will hold at least two meetings per financial year.

The chairman of the Board and the members of the Executive Management are not present at meetings where their personal compensation is discussed.

Members of the Nomination & Compensation Committee were elected at the General Meeting held on June 24, 2022, each for a term extending until completion of the next General Meeting. The Nomination & Compensation Committee consists of non-executive members of the Board. As at December 31, 2022, the following members of the Board served on the Nomination & Compensation Committee:

- David Fergusson, Chairman of the Nomination & Compensation Committee
- Cristina Dolan
- Eric Pellaton

3.2 Approval of Compensation at the General Meeting

The General Meeting approves annually and separately the proposals of the Board regarding:

- the maximum aggregate amount of compensation of the members of the Board for the period up until the following General Meeting, and
- the maximum aggregate amount of compensation of the members of the Executive Management for the next fiscal year commencing after the General Meeting on which the compensation is voted on.

If the General Meeting does not approve a proposal, or part of a proposal, the Board, pursuant to the Articles, may submit a new proposal during the same meeting. Should the Board not submit a new proposal, or if the new proposal is also rejected, the Board may call an extraordinary General Meeting to submit new proposals.

4. Compensation Components

4.1 Compensation of the Board

With the exception of Carlos Moreira, Chairman and CEO, and Peter Ward, CFO, the Company's Executive Management members, and Hans-Christian Boos, CTO, appointed on January 28, 2021 and who did not stand for re-election at the last General Meeting held on June 24, 2022, each member of the Board generally receives an annual compensation consisting of:

- For the Board term ended on June 24, 2022:
  - A board fee in cash in an amount of CHF 42,000 for Committee Chairs and CHF 32,000 for all other Directors; and
  - Equity-based compensation equivalent to CHF 63,000 for Committee Chairs and CHF 48,000 for all other Directors, granted in options exercisable for Class B Shares at an exercise price of CHF 0.05.
- For the Board term started on June 24, 2022:
  - A board fee in cash in an amount of CHF 50,000 provided that they attend each of the pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in cash would be reduced by 50% to CHF 25,000;
  - Equity-based compensation equivalent to CHF 75,000 granted in options exercisable for Class B Shares at an exercise price of CHF 0.05 provided that they attend each of the pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in equity would be reduced by 50% to CHF 37,500; and
  - Committee Chairs are entitled to an incremental compensation of CHF 25,000, payable CHF 10,000 in cash and CHF 15,000 in options exercisable for Class B Shares at an exercise price of CHF 0.05, provided that they hold and attend a minimum of four committee meetings in addition to those required by third parties for compliance purposes (e.g., auditors) during the 12-month calendar period.

4.2 Compensation of the Executive Management

The Executive Management compensation for fiscal year 2022 consists of fixed compensation and variable compensation, whereby the ratio of the fixed to the variable compensation ranges from 1:0.5 to 1:3. The fixed and the variable compensation are composed of the following elements:

- Fixed Compensation and Other Benefits:
  - Annual base compensation, and
  - Pension and other social charges and contributions;
- Variable Compensation:
  - Annual incentive award
  - Equity-based compensation

The annual base compensation of each member of the Executive Management is set to reflect his role and responsibilities within the Company and the WISeKey Group in general, his experience, his skill set and his representative functions for the Company. It is paid in cash, typically monthly, over a thirteen-month period. The thirteenth-month compensation is paid in December of each year, together with the twelfth month base compensation. Base compensation is reviewed annually by the Board and adjusted as necessary based on performance and industry standards.

Pension and other benefits are designed to provide the members of the Executive Management with a fair level of security for them and their dependents.

Annual incentive compensation reflects the efforts of the Executive Management to support the expansion and evolution of the WISeKey Group.

Equity-based compensation is designed to ensure the commitment of Executive Management members towards the long-term success of the WISeKey Group, to align the Executive Management's strategy to shareholders' interests, and to maximize operating cash in the Company.

5. Compensation for the fiscal year 2022

In line with OaEC requirements, compensation of the Board and the Executive Management includes all elements that are subject to disclosure pursuant to article 14 para. 1 of the OaEC.

5.1 Compensation of the members of the Board

Carlos Moreira and Peter Ward are members of the Executive Management and, therefore, do not receive separate compensation for their roles as members of the Board. Their compensation is reflected in the Executive Management section set forth further below.

Hans-Christian Boos was appointed as an executive member of the Board on January 28, 2021 and did not stand for re-election at the last General Meeting on June 24, 2022. During his time as member of the Board, Mr. Boos was employed by arago GmbH, a company in which WISeKey held a controlling interest between February 1, 2021 and June 24, 2022, and which was consolidated in the financial statements of the Company from February 1, 2021 until June 24, 2022. Because of his employment with arago GmbH, Mr. Boos did not receive a separate compensation for his role as member of the Board between January 28, 2021 and June 24, 2022. Mr. Boos was not a member of the Executive Management and, for that reason, his compensation as an employee of arago GmbH is not disclosed in the table in section 5.2 below.

Compensation of the Board of Directors of WISeKey International Holding AG
for the 12 months ending December 31, 2022 (audited)

CHF'000 [1]	Function	Board Fee[2]	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
María Pía Aqueveque Jabbaz	Board Member	32	-	-	32
Hans-Christian Boos[6]	Former Board Member	-	151	-	151
Cristina Dolan	Board Member, NCC[5] Member, Audit Committee Member	64	-	-	64
Philippe Doubre[7]	Formerly, Board Member, NCC Member	26	-	34	60
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	65	-	-	65
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	51	-	-	51
Eric Pellaton	Board Member, NCC Member	83	-	-	83
Total Board Members		**321**	**151**	**34**	**506**

1 Board members are remunerated in Swiss Francs (CHF).

2 Board fees can be paid in a mix of cash and options.

   The cash fee voted by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2022, Board members received their full cash compensation up until December 31, 2022.

   Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

   Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2022, some option grant agreements relating to fiscal year 2022 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2022 and are not included in the above table.

   The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.

   The amount of Board fees includes employer social charges paid by the Company.

3 Additional fees relate to services other than Board duties rendered to the Company.

4 Other stock based compensation refers to stock based compensation for services other than Board services.

   The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

   Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

5 Nomination & Compensation Committee

6 The amount disclosed under Additional Fees for Mr. Boos relates to his compensation as employee of arago GmbH, as recorded in the consolidated financial statements of the WISeKey Group until divestiture, i.e. for the period from January 1, 2022 to June 24, 2022.

7 The amount disclosed under Other Stock Based Compensation for Mr. Doubre relates to consulting services rendered to WISeKey.

Compensation of the Board of Directors of WISeKey International Holding AG
for the 12 months ending December 31, 2021 (audited)

CHF'000 [1]	Function	Board Fee[2]	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
Hans-Christian Boos[6]	Board Member	-	325	-	325
Philippe Doubre[7]	Board Member, NCC[5] Member	64	-	100	164
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	71	-	-	71
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	94	-	-	94
Eric Pellaton	Board Member, NCC Member	77	-	-	77
Total Board Members		**306**	**325**	**100**	**731**

1 Board members are remunerated in Swiss Francs (CHF).

2 Board fees can be paid in a mix of cash and options.

   The cash fee voted by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2021, Board members received their full cash compensation up until December 31, 2021.

   Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

   The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.

   The amount of Board fees includes employer social charges paid by the Company.

3 Additional fees relate to services other than Board duties rendered to the Company.

4 Other stock based compensation refers to stock based compensation for services other than Board services.

   The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

   Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2021, some option grant agreements relating to fiscal year 2021 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2021 and are not included in the above table.

5 Nomination & Compensation Committee

6 The amount disclosed under Additional Fees for Mr. Boos relates to his compensation as employee of arago GmbH, as recorded in the consolidated financial statements of the WISeKey Group since the acquisition of a controlling interest into arago GmbH, i.e. for the period from February 1, 2021 to December 31, 2021.

7 The amount disclosed under Other Stock Based Compensation for Mr. Doubre relates to consulting services rendered to WISeKey.

5.2   Compensation of the members of the Executive Management

The members of the Executive Management during fiscal year 2022 were Carlos Moreira, Chief Executive Officer, and Peter Ward, Chief Financial Officer. Consistent with the OaEC, the Company discloses the aggregate amount paid to the Executive Management and the highest amount paid to an individual member, specifying his name and function.

Compensation of the Executive Management of WISeKey International Holding AG
for the 12 months ending December 31, 2022 (audited)

CHF'000 [1]	Function	Base Salary [2]	Annual Incentive	Additional Fees [3]	Stock Based Compensation [4]	Other Compensation [5]	Total Compensation
Highest Paid Executive							
Carlos Moreira	Chairman of the Board, Chief Executive Officer	801	601	-	275	261	1,938
Peter Ward	Board Member, Chief Financial Officer	644	483	-	220	91	1,438
Total Executive Management		**1,445**	**1,084**	**-**	**495**	**352**	**3,376**

1 The executive management members are remunerated in Swiss Francs (CHF).
2 Base salary includes employee social security costs.
3 Additional Fees include fees paid for special services rendered to the Company.
4 The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.

   In 2022, equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year.
5 Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company.

Compensation of the Executive Management of WISeKey International Holding AG
for the 12 months ending December 31, 2021 (audited)

CHF'000 [1]	Function	Base Salary [2]	Annual Incentive	Additional Fees [3]	Stock Based Compensation [4]	Other Compensation [5]	Total Compensation
Highest Paid Executive							
Carlos Moreira	Chairman of the Board, Chief Executive Officer	780	791	-	1,506	2,478	5,555
Peter Ward	Board Member, Chief Financial Officer	585	380	-	1,811	147	2,923
Total Executive Management		**1,365**	**1,171**	**-**	**3,317**	**2,625**	**8,478**

1 The executive management members are remunerated in Swiss Francs (CHF).
2 Base salary includes employee social security costs.
3 Additional Fees include fees paid for special services rendered to the Company.
4 The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.

   In 2021, equity stock options were granted in relation to the Executive Management compensation approved and voted for prior fiscal years, but that were never granted in prior periods. Detailed explanations are provided below this table.
5 Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company.

   In 2021, Other compensation also included the payment in cash of equity stock options due in relation to prior periods and to 2021. Detailed explanations are provided below this table.

6. Loans, credits and other payments

As at December 31, 2022, there were no loans outstanding to members of the Board.

7. Unaudited supplemental information on compensation of the members of the Board

We note that the following option agreements sent to members of the Board during fiscal year 2022 and in relation to fiscal year 2022 were not signed by the respective director and therefore not deemed granted in line with US GAAP standards. As such, these were not recorded in our audited consolidated financial statements for fiscal year 2022 and are not included in the Board fee disclosed in the table presented in section 5.1. We provide below the estimated value of these ungranted options based on the market price of a Class B Share on December 31, 2022, however the actual grant amount may differ significantly on the date the options are deemed granted.

- The option agreement sent to Mr. David Fergusson for the equity compensation of the full year 2022 was not signed. Based on the market price of a Class B Share on December 31, 2022, the grant would represent an estimate expense of CHF 45,651.
- The option agreement sent to Mr. Jean-Philippe Ladisa for the equity compensation of the full year 2022 was not signed. Based on the market price of a Class B Share on December 31, 2022, the grant would represent an estimate expense of CHF 45,651.
- The option agreement sent to Ms. María Pía Aqueveque Jabbaz for the equity compensation of the period from June 24, 2022 to December 31, 2022 was not signed. Based on the market price of a Class B Share on December 31, 2022, the grant would represent an estimate expense of CHF 36,356.

CORPORATE GOVERNANCE REPORT

WISeKey International Holding Ltd (the "**Company**", and together with its subsidiaries "**WISeKey**" or the "**Group**" or the "**WISeKey Group**") has prepared this Corporate Governance Report (the "**Report**") in accordance with the SIX Swiss Exchange ("**SIX**") Directive of June 29, 2022 on Information Relating to Corporate Governance (the "**Directive**").

WISeKey believes that sound corporate governance practices are essential for transparency towards its shareholders, investors and the users of its financial statements. As a listed company, WISeKey seeks to follow sound corporate governance practices as a continuing commitment to corporate accountability, efficient and responsible decision-making, and transparency to shareholders.

1. Group Structure and Significant Shareholders

1.1 Group Structure

1.1.1 Operational Group Structure

The Company is domiciled at General-Guisan-Strasse 6, 6300 Zug, Switzerland, and is the holding company of the WISeKey Group. It has a branch domiciled at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland, Switzerland. The Group conducts its business through subsidiaries in Europe, North and South America, and Asia. Although not all are wholly owned, all subsidiaries of the Company as of December 31, 2022 were assessed as being under control of the Group and have therefore been fully consolidated.

As of December 31, 2022, the main operating subsidiaries in the Group were WISeKey Semiconductors SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland.

The Group's segment reporting separates out the Internet of Things ("IoT") activities with the manufacture and distribution of chip-based products and the managed Public Key Infrastructure ("mPKI") activities with operations relating to digital information security, authentication and identity management.

1.1.2 Listed Companies

The Company, with its registered office at General-Guisan-Strasse 6, 6300 Zug, Switzerland, has a dual share structure: shares with a nominal value of CHF 0.01 each (the "**Class A Shares**"), which are not listed, and shares with a nominal value of CHF 0.05 each (the "**Class B Shares**" and any Class A Share or Class B Share of the Company a "**Share**" and collectively the "**Shares**"), which are listed on the SIX. The initial listing of the Class B Shares occurred on March 31, 2016 (Ticker symbol: WIHN; Security No.: 31402927; ISIN:

CH0314029270). As of December 31, 2022, WISeKey had, based on the Class B Shares, a market capitalization of CHF 21,123,133.08.

On December 4, 2019, the Company's American Depositary Shares ("**ADS**") started trading on The Nasdaq Stock Market LLC ("**NASDAQ**") under the ticker symbol WKEY. Each ADS represents five Class B Shares. As at December 31, 2022, 3,238,843 ADSs were outstanding.

None of the other Group companies have securities listed on a stock exchange as of December 31, 2022.

1.1.3 Non-listed Companies Belonging to the WISeKey Group

As at December 31, 2022, the Group structure was as follows:

Group Company Name	Registered Office	Share Capital		% ownership as at December 31, 2022	% ownership as at December 31, 2021	Nature of business
WISeKey SA	Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	CHF	933,436	95.75%	95.75%	Main operating company . Sales and R&D services
WISeKey Semiconductors SAS	Rue de la carrière de Bachasson, Arteparc de Bachasson, CS 70025, 13590 Meyreuil, France	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey ELA SL	Calle Rodriguez Arias No 15, Bilbao, Spain	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	20-22 Bedford Row, London WC1R 4JS, United Kingdom	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc[1]	731 James Street, Suite 400, Syracuse, New York 13203-2003, USA	USD	6,500	100% *	100% *	Sales & support
WISeKey India Private Ltd[2]	C-4/5, Lower Ground Floor, Safdarjung Development Area, New Delhi, South Delhi, Delhi, India, 110016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	3F, 1-9-7 Kanda-Awajicho, Chiyoda-ku, Tokyo, Japan	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey IoT Taiwan	Hun Tai Centre, 2/F-A, 170 Dunhua North Road, Singshan District, Taipei 10548, Taiwan	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Riestrasse 16, c/o Design Office 88 North, 80992 Munich, Germany	EUR	25,000	100.0%	100.0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	E.A.Juffali& Bros. main office, Al-Andalus, Madina Road, Nour Al-Qoloub St., 21431 Jeddah, Saudi Arabia	SAR	200,000.00	51.0%	51.0%	Sales & distribution
WISe.Art AG[3]	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF	100,000	100.0%	100.0%	Sales & distribution
WISeKey Vietnam Ltd	29th Floor, East Tower, Hanoi Lotte Center, No 54 Lieu Gia, Cong Vi, Ba Dinh, Ha Noi, Vietnam	VND	689,400,000	95.75%	95.75%	R&D
SEALSQ Corp.	Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	USD	100	100.0%	n/a	Sales & support
WISeKey (Gibraltar) Limited	Madison Building, Midtown, Queensway, Gibraltar GX11 1AA, Gibraltar	GBP	100	100.0%	n/a	Sales & support
Trust Protocol Association	Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	CHF	-	100.0%	100.0%	Association cofounded by WISeKey Equities AG involved in Internet security

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA

[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

[3] Formerly TrusteCoin AG, formerly WiseAI AG, 100% owned by WISeKey International Holding AG from August 27, 2021

[4] Formerly SEAL (BVI) Corp.

1.1.4 Significant Changes to the Group Structure after December 31, 2022

On March 30, 2023, the Company announced that the U.S. registration statement on Form F-1 (the "**Registration Statement**") pursuant to the Securities Act of 1933 filed by its wholly owned subsidiary, SEALSQ Corp ("**SEALSQ**") with the U.S. Securities and Exchange Commission ("**SEC**") had been declared effective on March 29, 2023. The Registration Statement was filed to effect a partial spin-off of SEALSQ, which currently acts as the holding company for WISeKey's semiconductor business. SEALSQ is in the process of applying to have its Ordinary Shares listed on the Nasdaq Global Market under the ticker symbol "LAES".

At the extraordinary general meeting held on April 27, 2023 (the "**EGM**"), WISeKey' shareholders approved a dividend distribution of 20% of SEALSQ's outstanding Ordinary Shares to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares (the "Spin-Off Distribution"). WISeKey will initially retain 100% ownership of SEALSQ's Class F Shares, the other category of shares issued by SEALSQ. The transaction is expected to be completed around the beginning of the second quarter of 2023 and remains subject to the applicable approvals and conditions to the transaction being satisfied or waived, including but not limited to, the approval of the listing of SEALSQ's Ordinary Shares on the Nasdaq Global Market. More information about the Spin-Off Distribution is available in the Registration Statement and in an information brochure, which may be accessed on the Company's website at https://www.wisekey.com/company/investors/. Hard copies of these documents are available upon request free of charge. Please contact our Corporate Secretary at +41 (22) 594 3000 or at lcati@equityny.com.

1.2   Significant Shareholders

The Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, $33^{1/3}$%, 50% or $66^{2/3}$% of the Company's voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of the SIX of such acquisition or disposal in writing.

Each Class A Share and each Class B Share carry one vote at a general meeting of shareholders of the Company (the "General Meeting") and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The table below sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2022. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports that were made to the Company and the SIX Disclosure Office during fiscal year 2022, including with respect to sale and purchase positions, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder please refer to the search facility of the SIX Disclosure Office at https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

Name	Number of Shares owned		Total number of voting rights	Percentage of voting rights
	Class A Shares	Class B Shares		
Lock-up group consisting of Carlos Moreira and one additional member	40,021,988	-	40,021,988	28.52%
Tibor Somlo		5,003,014	5,003,014	3.57%

1.3   Cross-shareholdings

The Company is not aware of any cross-shareholdings.

2   Capital Structure

2.1   Capital

As at December 31, 2022, the Company's statutory share capital amounted to CHF 5,414,945.78, divided into 40,021,988 Class A Shares and 100,294,518 Class B Shares. In addition, as at December 31, 2022 the Company had outstanding 26,040,010 Class B Shares, corresponding to a nominal value of CHF 1,302,000.50, issued out of the Company's conditional share capital that had not yet been registered with the commercial register. Therefore, as at December 31, 2022, the total outstanding capital therefore amounted to CHF 6,716,946.28, divided into 40,021,988 Class A Shares and 126,334,528 Class B Shares. All Shares are registered shares (*Namenaktien*) and all Class A Shares and 126,246,158 Class B Shares are issued in form of intermediated securities (*Bucheffekten*) and 88,370 Class B Shares are issued in certificated form. The Shares are fully paid and rank economically *pari passu* with each other. As at December 31, 2022, a total of 44,144,820 Class B Shares were held in the dispo-SIS account, i.e. not as registered shares.

As at December 31, 2022, the Company held no Class A Shares and 457,264 Class B Shares in treasury.

As at December 31, 2022, the Company had 3,238,843 ADSs outstanding which were traded on the NASDAQ.

As regards the Company's authorized and conditional share capital, please refer to item 2.2 below.

2.2   Authorized and Conditional Share Capital

2.2.1   Authorized Share Capital

The Board of Directors of the Company (the "**Board**") is authorized to issue new Class B Shares at any time during a period expiring June 24, 2024 and thereby increase the Company's share capital, without the approval of the shareholders, in a maximum amount of CHF 1,250,000 through the issuance of up to 25,000,000 new fully paid-in Class B Shares, corresponding to 23.08% of the share capital and 17.82% of the voting rights of the Company registered with the commercial register of the Canton of Zug as of December 31, 2022. An increase in partial amounts is permitted.

After June 24, 2024, authorized share capital will not be available to the Board for issuance of additional Class B Shares. On January 1, 2023, a new corporate law became effective. Under the new corporate law, the instrument of the authorized share capital has been replaced by the instrument of the capital band. Under the capital band, the Board may be authorized to increase or decrease the share capital by up to 50%

of the registered share capital. In order for the Board to continue to have authority to issue additional Class B Shares, the current authorized share capital will need to be replaced with the capital band by December 31, 2024. Any introduction of a capital band will require shareholder approval.

According to the Company's authorized share capital, the Board determines the time of the issuance, the issue price, the manner in which the new Class B Shares have to be paid in, the date from which the new Class B Shares carry the right to dividends and, subject to the provisions of the articles of association of the Company (the "**Articles**"), the conditions for the exercise of the pre-emptive rights with respect to the issuance and the allotment of pre-emptive rights that are not exercised.

The Board may issue new Class B Shares by means of a firm underwriting through a banking institution or a third party and a subsequent offer of these shares to the current shareholders.

The Board is entitled to permit, to restrict or to exclude the trade with pre-emptive rights. The Board may allow pre-emptive rights that are not exercised to expire, or it may place such rights or Class B Shares, the pre-emptive rights in respect of which have not been exercised, at market conditions or use them otherwise in the interest of the Company.

The Board is further authorized to limit or withdraw the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are to be used:

a)   for issuing new shares if the issue price of the new shares is determined by reference to the market price; or

b)   for the acquisition of an enterprise, parts of an enterprise or participations or for new investment projects or for purposes of financing or refinancing any such transactions; or

c)   for the purpose of broadening the shareholder constituency in certain financial or investor markets or in connection with the listing of new shares on domestic or foreign stock exchanges; or

d)   for purposes of national and international offerings of shares for the purpose of increasing the free float or to meet applicable listing requirements; or

e)   for purposes of the participation of strategic partners; or

f)   for an over-allotment option ("greenshoe") being granted to one or more financial institutions in connection with an offering of shares; or

g)   for the participation of directors, officers, employees, contractors, consultants of, or other persons providing services to the Company, or a subsidiary, or

h)   for raising capital in a fast and flexible manner which could only be achieved with great difficulty without exclusion of the pre-emptive rights of the existing shareholders.

Further to the above-mentioned instances, there is no restriction as to the types of beneficiaries who have the right to subscribe for this additional capital.

The subscription and acquisition of the new Class B Shares as well as any subsequent transfer of the Class B Shares is subject to the restrictions pursuant to Article 6 of the Articles (see item 2.6 below).

2.2.2   Conditional Share Capital

As per December 31, 2022[1], the Articles provided for a conditional share capital that authorized the issuance of new Class B Shares of up to a maximum amount of CHF 2,605,000 or up to 52,100,000 new Class B Shares, corresponding to 48.11% of the share capital and 37.13% of the voting rights of the Company registered with commercial register of the Canton of Zug as of December 31, 2022, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued:

—   up to an amount of CHF 2,300,000 by the issuance of up to 46,000,000 fully paid-in Class B Shares with a nominal value of CHF 0.05 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a member of, the Company (the "Rights-Bearing Obligations"); and

—   up to an amount of CHF 305,000 by the issuance of up to 6,100,000 fully paid-in Class B Shares with a nominal value of CHF 0.05 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

As at December 31, 2022, the Articles provided for a conditional share capital that authorized the issuance of new Class A Shares of up to a maximum amount of CHF 100,000 or up to 10,000,000 new Class A Shares, corresponding to 1.85% of the share capital and 7.13% of the voting rights of the Company registered with commercial register of the Canton of Zug as of December 31, 2022, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board of Directors of the Company and members of executive management of the group.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of any Rights-Bearing Obligations by any member of the Company. The then-current owners of such Rights-Bearing Obligations shall be entitled to subscribe for the new Class B Shares issued upon conversion, exchange, or exercise of the Rights-Bearing Obligations. The conditions of the Rights-Bearing Obligations shall be determined by the Board.

---

[1] The Company issued Class B Shares out of the conditional share capital during fiscal year 2022 as further set out under Section 2.3, thus reducing the number of Class B Shares issuable under the Company's existing share capital. Only Class B Shares issued out of the conditional share capital up until May 11,2022 are reflected in the Articles in force as of December 31, 2022.

The Board is authorized to restrict or deny the advance subscription rights of shareholders in connection with the issuance by the Company of Rights-Bearing Obligations if:

a) such issuance is for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, or participations or for new investment projects; or

b) such instruments are issued to strategic investors; or

c) such instruments are issued on national or international capital markets or through a private placement.

If advance subscription rights are neither granted directly or indirectly by the Board, (i) the Rights-Bearing Obligations must be issued or entered into at market conditions, (ii) the conversion, exchange or exercise price of the Rights-Bearing Obligations must be set with reference to the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued and (iii) the Rights-Bearing Obligations may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance or entry.

In connection with the issuance of any new Class B Shares or Rights-Bearing Obligations pursuant to the second limb of the conditional share capital described above (i.e. the conditional share capital to satisfy our obligations towards employee compensation plans), the pre-emptive rights and advance subscription rights of the shareholders are generally excluded. Class B Shares or Rights-Bearing Obligations must be issued to members of the Board, members of executive management, employees or other persons providing services to the Company in accordance with one or more benefit or incentive plans. Class B Shares may be issued to any of such persons at a price lower than the current market price, but at least at par value.

2.3   Changes in Capital

Since January 1, 2020, the share capital of the Company has been increased as follows:

— On January 9, 2020, as part of a private investment in public equity transaction, the Company issued 378,788 new Class B Shares out of authorized capital to a private investor, Cecilia Lo, on a non-preemptive rights basis, against the contribution in cash of CHF 972,539.69 resulting in an increase in share capital by CHF 18,939.40, and a contribution to the capital contribution reserves of the Company of CHF 953,600.29.

— On May 6, 2020, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 2,414,939 Class B Shares during the period commencing on January 1, 2019 and ending on April 30, 2020. As a result, the conditional share capital available to the Company was reduced by 2,414,939 Class B Shares or CHF 120,746.95 to CHF 471,257.55, the share capital of the Company was increased by 2,414,939 Class B Shares or CHF 120,746.95 to CHF 1,981,110.53, and the capital contribution reserves were increased by CHF 3,354,000.

— On May 15, 2020, the annual General Meeting of shareholders of the Company resolved to increase the Company's authorized share capital to CHF 790,445.30, corresponding to the issuance of up to 15,808,906 Class B Shares, and the Company's conditional share capital to CHF 790,445.30, of which CHF 440,45.30, corresponding to the issuance of up to 8,808,906 Class B Shares, is reserved for Rights-

Bearing Obligations and CHF 350,000, corresponding to the issuance of up to 7,000,000 Class B Shares, for the issuance of Class B Shares or Rights-Bearing Obligations granted to employees and/or advisors of the Company.

— On June 10, 2020, the Company issued 3,000,000 new Class B Shares at nominal value out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 150,000, resulting in an increase in share capital by CHF 150,000.00. No capital contribution reserves were created. The issuance of these 3,000,000 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to YA II PN Ltd upon drawdowns by the Company under the Standby Equity Distribution Agreement entered into by and between YA II PN, Ltd and the Company on February 8, 2018, as amended on September 28, 2018 (the "**SEDA**"), to Crede CG III, Ltd. ("**Crede**") in connection with conversions by Crede under the convertible loan agreement entered into by and between Crede and the Company on September 28, 2018, and to Nice & Green SA ("**Nice & Green**") in connection with conversions by Nice & Green under the Agreement for the Issuance and Subscription of Convertible Notes entered into by and between Nice & Green SA and the Company on May 18, 2020 (the "**Nice & Green Facility**").

— On December 16, 2020, the Company issued 5,000,000 new Class B Shares at nominal value out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 250,000, resulting in an increase in share capital by CHF 250,000.00. No capital contribution reserves were created. The issuance of these 5,000,000 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to Crede pursuant to a convertible loan agreement entered into by and between Crede and the Company on August 07, 2020, and to Global Tech Opportunities 8 ("**GTO**") pursuant to a convertible facility agreement entered into by and between Global Tech Opportunities 8 and the Company on December 8, 2020 (the "**GTO Facility**").

— On December 16, 2020, the Company also amended its Articles to record the issuance out of its conditional capital of a total number of 8,004,876 Class B Shares during the period commencing on May 01, 2020 and ending on November 30, 2020. As a result, the conditional share capital available to the Company was reduced by 8,004,876 Class B Shares or CHF 400,243.80, the share capital of the Company was increased by 8,004,876 Class B Shares or CHF 400,243.80, and the capital contribution reserves were increased by CHF 7,444,373.71.

— On April 15, 2021, the Company issued 12,986,037 new Class B Shares at nominal value out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 649,301.85, resulting in an increase in share capital by CHF 649,301.85. No capital contribution reserves were created. The issuance of these 12,986,037 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to GTO pursuant to the GTO Facility, and for further financial instruments falling under the article 38 para. 1 letter b of the Financial Services Act, dated as of 15 June 2018 ("**FINSA**") that the Company may enter into after April 15, 2021.

— On April 15, 2021, the Company also amended its Articles to record the issuance out of its conditional capital of a total number of 12,111,328 Class B Shares during the period commencing on December 1, 2020 and ending on April 1, 2021. As a result, the conditional share capital available to the Company was reduced by 12,111,328 Class B Shares or CHF 605,566.40, the share capital of the Company was increased by 12,111,328 Class B Shares or CHF 605,566.40, and the capital contribution reserves were increased by CHF 12,323,695.73.

— On September 30, 2021, the Company issued 15,400,000 new Class B Shares at nominal value out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 770,000, resulting in an increase in share capital by CHF 770,000. No capital contribution reserves were created. The issuance of these 15,400,000 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to L1 Capital Global Opportunities Master Fund ("**L1**") pursuant to a convertible facility agreement entered into by and between L1 and the Company on June 29, 2021, as amended on September 27, 2021 and March 3, 2022 (the "**L1 Facility**"), and to Anson Investments Master Fund LP ("**Anson**") pursuant to a convertible facility agreement entered into by and between Anson and the Company on June 29, 2021, as amended on September 27, 2021 (the "**Anson Facility**").

— On May 12, 2022, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 12,174,464 Class B Shares during the period commencing on April 2, 2021 and ending on May 11, 2022. As a result, the conditional share capital available to the Company was reduced by 12,174,464 Class B Shares or CHF 608,723.20, the share capital of the Company was increased by 12,174,464 Class B Shares or CHF 608,723.20, and the capital contribution reserves were increased by CHF 4,814,138.38.

— On June 24, 2022, at the Company's 2022 Annual General Meeting, shareholders approved (i) the Company's authorized share capital in an amount of up to CHF 1,250,000, corresponding to the issuance of up to 25,000,000 Class B Shares and (ii) the Company's conditional share capital authorizing the issuance of new Class B Shares in an amount of up to CHF 2,605,000, of which CHF 2,300,000, corresponding to the issuance of up to 46,000,000 Class B Shares, is reserved for Rights-Bearing Obligations, and CHF 305,000, corresponding to the issuance of up to 6,100,000 Class B Shares, is reserved for the issuance of Class B Shares or Rights-Bearing Obligations granted to directors, officers, employees and/or advisors of the Company. At the Company's 2022 Annual General Meeting, shareholders further approved the Company's conditional share capital authorizing the issuance of new Class A Shares in an amount of up to CHF 100,000, corresponding to the issuance of up to 10,000,000 Class A Shares.

— Between May 12, 2022 and December 31, 2022, 26,040,010 Class B Shares that have not yet been recorded in the Articles as at December 31, 2022, were issued out of the Company's conditional share capital in connection with convertible facilities and the Company's ESOP as defined below, thereby increasing the share capital by CHF 1,302,000.50 and the capital contribution reserves by CHF 3,067,660.17. These 26,040,010 Class B Shares were not yet registered with the commercial register as at December 31, 2022.

2.4   Shares and Participation Certificates

For information regarding the total number, nominal value, and types of Shares of the Company, please see item no. 2.1. All of the Shares are fully paid in. Each Share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per Share) and Class B Shares (CHF 0.05 per Share). This means that, relative to their respective per share contribution to the Company's capital, the holder of the Class A Shares has a greater relative per share voting power than the holders of the Class B Shares for matters that require approval on the basis of a specified majority of shares present at a meeting of shareholders. Shareholders' resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or the Articles. The following matters require approval by a majority of the par value of the Shares represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.05 per share):

— electing the Company's auditor;

— appointing an expert to audit the Company's business management or parts thereof;

— adopting any resolution regarding the instigation of a special investigation; and

— adopting any resolution regarding the initiation of a derivative liability action.

Both categories of Shares confer equal entitlement to dividends relative to the nominal value of the Class A Shares and the Class B Shares, respectively.

The Company has ADSs outstanding which are trading on the NASDAQ. The Bank of New York Mellon acts as depositary of the ADS. Each ADS represents ten Class B Shares (or a right to receive ten Class B Shares) deposited with Credit Suisse Group AG, as custodian for the depositary in Switzerland. The depositary is the holder of Class B Shares underlying the ADSs. A registered holder of ADSs has ADS holder rights. A deposit agreement among the Company, the depositary, each ADS holder and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

ADS holders may instruct the depositary to vote the number of deposited Class B Shares their ADSs represent. The depositary provides notice to ADS holders of shareholders' meetings and arranges to deliver the voting materials to them if so requested. ADS holders have in principle the right to cancel their ADSs and withdraw the underlying Class B Shares at any time, subject to certain exceptions.

2.5   Dividend-Right Certificates

The Company has not issued any non-voting equity securities, such as participation certificates (*Partizipationsscheine*) or profit-sharing certificates (*Genussscheine*).

2.6   Limitations on Transferability and Nominee Registrations

The Company's share register is maintained by Computershare Schweiz Ltd. The share register lists the names, addresses and nationalities of the registered owners of the Shares. Nominees can be entered into the share register with voting rights. The Company does not limit or restrict nominee registrations.
Only holders of Shares (including nominees) that are recorded in the share register as of the record date (see item 6.5 below) are entitled to vote at a General Meeting.

Any person who acquires Shares and does not expressly state in his/her/its application to the Company that the relevant Shares were acquired for his/her/its own account may not be entered in the share register as a shareholder with voting rights for the Shares.

The Board may, after having heard the concerned registered shareholder or nominee, cancel entries in the share register that were based on false information with retroactive effect to the date of entry.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting, but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a "**Shareholder Agreement**") with the Company, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis the Company not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a "**Transfer**"), except if such Transfer constitutes a "**Permitted Transfer**", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at the Company's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

2.7   Convertible Bonds and Options

2.7.1   Convertible Bonds and Equity-Linked Instruments

On February 8, 2018, the Company entered into the SEDA (as amended) with YA II PN, Ltd., George Town, Cayman Islands, a fund managed by Yorkville Advisors Global LLC ("**Yorkville**"). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50,000,000 in exchange for Class B Shares over a three-year period ending March 1, 2021. Based on an amendment dated March 4, 2020, the three-year period was extended by two years, now ending on March 31, 2023. After several drawdowns made by WISeKey under the SEDA in 2018, 2019, 2020 and 2021, and resulting in the issuance of an aggregate 2,416,797 Class B Shares, the remaining amount available for drawdown as at December 31, 2022 is CHF 45,643,955.15. Provided that a sufficient number of Class B Shares is provided through the share lending mechanism provided for in the SEDA , the Company has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to reach or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription or purchase price will be 93% of the relevant market price at the time of each drawdown, determined by reference to a ten-day trading period following the drawdown request by WISeKey. By way of illustration, using Yorkville's disclosure of March 10, 2022 published by the Company on the SIX Disclosure Platform as a basis, which assumed a hypothetical subscription price of CHF 0.53 (rounded) (i.e. CHF 0.57 discounted by 7% in accordance with the terms of the SEDA) per new Class B Share, and further assuming that the entire remaining SEDA subscription amount of CHF 45,643,955.15 would be drawn down by the Company, Yorkville would receive, subject to a respective (hypothetical) drawdown request by the Company, 86,104,428 Class B Shares, corresponding to a nominal value of CHF 4,305,221.40, which represents 79.51% of the share capital and 61.36% of the voting rights of the Company registered with the commercial register of the Canton of Zug as of December 31, 2022. Note that the actual subscription price at which the Company may request Yorkville to subscribe for or purchase Class B Shares under the SEDA may be lower or higher than CHF 0.53 (depending on the market conditions prevailing at the time of a drawdown request), and accordingly, the voting rights that Yorkville may acquire upon the subscription or purchase of Class B Shares under the SEDA may be lower or higher than in the example used herein.

On 29 June 2021, WISeKey entered into the L1 Facility with L1, as amended on September 27, 2021 and March 3, 2022, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes (the "**L1 Convertible Notes**"), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum ("**L1 Interest**"). Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes (the "**L1 Conversion Period**"), extendable under certain conditions by a maximum of 6 months (the "**L1 Maximum Conversion Period**"). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate, will be (1) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50 and (2) for the tranches subscribed under the amendments dated September 27, 2021 and March 3, 2022, 90% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2022 under the L1 Facility and the amount available for loans has been fully utilized as at December 31, 2022. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13,500,000, resulting in the issuance of 11,858,831 Class B Shares to L1. In 2022, L1 requested to convert L1 Convertible Notes issued in 2021 and 2022 for a total amount of USD 7,100,000, resulting in the issuance of 29,225,645 Class B Shares to L1. As at December 31, 2022, the amount of L1 Convertible Notes outstanding was USD 1,400,000 corresponding to

L1 Convertible Notes subscribed under the amendment dated March 3, 2022. By way of illustration, using L1's disclosure of November 2022 published by the Company on the SIX Disclosure Platform as a basis, which assumed a hypothetical conversion price of CHF 0.16578 per Class B Share for the amounts outstanding under the L1 Facility (i.e. CHF 0.1842, discounted by 10%, in accordance with the terms of the L1 Facility), and further assuming that (a) all outstanding L1 Convertible Notes (USD 1,400,000) would be converted, (b) all L1 Interest to be earned until the end of the respective L1 Conversion Periods of each L1 Convertible Note would be converted, and (c) the applicable exchange rate is CHF 0.9546 for USD 1.00, L1 would receive 9,035,753 Class B Shares, corresponding to a nominal value of CHF 451,787.65, which represents 8.34% of the share capital and 6.44% of the voting rights of the Company registered with the commercial register of the Canton of Zug as of December 31, 2022. Note that the exact number of Class B Shares that the Company may issue to L1 in connection with the conversion rights associated with the L1 Facility may be lower or higher (depending on the market conditions prevailing at the relevant time) than in the example used herein.

On 29 June 2021, WISeKey entered into the Anson Facility with Anson, as amended on September 27, 2021, pursuant to which Anson com-mitted to grant loans, in several tranches and in the form of convertible notes (the "**Anson Convertible Notes**"), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum ("**Anson Interest**"). Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes (the "**Anson Conversion Period**"), extendable under certain conditions by a maximum of 6 months (the "**Anson Maximum Conversion Period**"). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant ex-change rate, will be (1) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50 and (2) for the tranches subscribed under the amendment dated September 27, 2021, 90% of the lowest volume weighted average price of a Class B Share on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 under the Anson Facility and the remaining amount available for loans as at December 31, 2022 is USD 5,500,000. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9,800,000, resulting in the issuance of 8,228,262 Class B Shares to Anson. In 2022, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 6,700,000, resulting in the issuance of 14,351,699 Class B Shares to Anson. Therefore, as at December 31, 2022, the amount of Anson Convertible Notes outstanding was USD nil. By way of illustration, using Anson's disclosure of October 12, 2022 published by the Company on the SIX Disclosure Platform as a basis, which assumed a hypothetical conversion price calculated on the basis of the closing price of the Class B Shares on October 3, 2022 (CHF 0.17 rounded) of CHF 0.1615 per Class B Share (i.e. CHF 0.17, discounted by 5%, in accordance with the original terms of the Anson Facility), and further assuming that (a) the entire remaining amount of the Anson Facility (USD 5,500,000) would be subscribed for and converted, and (b) all Anson Interest to be earned until the end of the respective Anson Conversion Periods of each Anson Convertible Note would be converted, Anson would receive 37,641,604 Class B Shares, corresponding to a nominal value of CHF 1,882,080.20, which represents 34,76% of the share capital and 26.83% of the voting rights of the Company registered with the commercial register of the Canton of Zug as of December 31, 2022. Note that the exact number of Class B Shares that the Company may issue to Anson in connection with the conversion rights associated with the Anson Facility may be lower or higher (depending on the market conditions prevailing at the relevant time) than in the example used herein.

2.7.2   Options, Warrants and Similar Instruments

As of December 31, 2022, the Company has an aggregate number of 21,247,641 outstanding options and warrants, which entitle the respective holders of such options and warrants to acquire a total of 21,247,641 Class B Shares:

— On September 28, 2018, the Company signed a Warrant Agreement with Crede whereby it granted Crede the right to acquire up to 408,247 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 3.84. The Warrant Agreement originally expired on October 29, 2021 but an amendment signed on September 18, 2020 extended the warrant to October 29, 2023. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,547,256.13 and the share capital by CHF 20,412.35, equaling to 0.38% of the share capital and 0.29% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as of December 31, 2022.

— On August 7, 2020, the Company signed a Warrant Agreement with Crede whereby it granted Crede the right to acquire up to 1,675,885 Class B Shares (subscription ratio: 1:1) at an exercise price originally set at CHF 1.65 but revised down to CHF 1.375 as per an amendment signed on September 18, 2020. The Warrant Agreement expires on September 14, 2023. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,220,547.63 and the share capital by CHF 83,794.25, equaling to 1.55% of the share capital and 1.19% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as of December 31, 2022.

— On December 8, 2020, WISeKey entered into a Warrant Agreement with GTO pursuant to which WISeKey was required to issue in favor of GTO warrants in a number equal to 15% of each tranche issued by WISeKey under the GTO Facility, divided by the exercise price which is the higher of (i) 120% of the five trading day volume weighted average prices of a Class B Share on the SIX Swiss Exchange over the five trading days on the SIX Swiss Exchange immediately preceding the subscription request to issue the relevant tranche and (ii) CHF 1.50. Warrants were granted upon issuance of the relevant tranche as follows.

  o On December 9, 2020, following the first subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 75,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. The warrants expire on December 09, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 108,750 and the share capital by CHF 3,750, equaling to 0.07% of the share capital and 0.05% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o On December 21, 2020, following the second subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 175,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. The warrants expire on December 21, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 253,750 and the share capital by CHF 8,750, equaling to 0.16% of the share capital and 0.12% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o On December 24, 2020, following the third subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 216,000 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.50. The warrants expire on December 24, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 313,200 and the share capital by CHF 10,800, equaling to 0.20% of the share capital and 0.15% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o On February 19, 2021, following the fourth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 458,332 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.584. The warrants expire on February 19, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 703,081.29 and the share capital by CHF 22,916.60, equaling to 0.42% of the share capital and 0.33% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o On March 24, 2021, following the fifth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 102,599 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.193. The warrants expire on March 24, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 219,869.66 and the share capital by CHF 5,129.95, equaling to 0.09% of the share capital and 0.07% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o On March 31, 2021, following the sixth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 187,188 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.404. The warrants expire on March 31, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 440,640.55 and the share capital by CHF 9,359.40, equaling to 0.17% of the share capital and 0.13% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

- o On May 3, 2021, following the seventh subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 105,042 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.142. The warrants expire on May 3, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 219,747.86 and the share capital by CHF 5,252.10, equaling to 0.10% of the share capital and 0.07% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

— On June 29, 2021, WISeKey entered into a Warrant Agreement with Anson pursuant to which WISeKey is required to issue in favor of Anson warrants in a number equal to 25% of the principal amount of each tranche issued by WISeKey under the Anson Facility, divided by the volume-weighted average price of a Class B Share on the SIX Swiss Exchange of the trading day immediately preceding the tranche closing date. The exercise price is the higher of (a) 1.5 times the five-trading day volume-weighted average price of a Class B Share on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. Warrants were granted upon issuance of the relevant tranche as follows:

- o On June 29, 2021, following the first subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 1,817,077 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on June 29, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 8,994,531.15 and the share capital by CHF 90,853.85, equaling to 1.68% of the share capital and 1.29% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

- o On September 28, 2021, following the second subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 476,486 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on September 28, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,358,605.70 and the share capital by CHF 23,824.30, equaling to 0.44% of the share capital and 0.34% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

- o On October 27, 2021, following the third subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 528,359 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on October 27, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,615,377.05 and the share capital by CHF 26,417.95, equaling to 0.49% of the share capital and 0.38% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

— On June 29, 2021, WISeKey entered into a Warrant Agreement with L1 pursuant to which WISeKey was required to issue in favor of L1 warrants in a number equal to 25% of the principal amount of each tranche issued by WISeKey under the L1 Facility, divided by the volume-weighted average price of a Class B Share on the SIX Swiss Exchange of the trading day immediately preceding the tranche closing date. The exercise price is the higher of (a) 1.5 times the five-trading day volume-weighted average price of a Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. Warrants were granted upon issuance of the relevant tranche as follows.

o   On June 29, 2021, following the first subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,817,077 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on June 29, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 8,994,531.15 and the share capital by CHF 90,853.85, equaling to 1.68% of the share capital and 1.29% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On September 28, 2021, following the second subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 173,267 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on September 27, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 857,671.65 and the share capital by CHF 8,663.35, equaling to 0.16% of the share capital and 0.12% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On October 20, 2021, following the third subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 207,726 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on October 20, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,028,243.70 and the share capital by CHF 10,386.30, equaling to 0.19% of the share capital and 0.15% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On October 27, 2021, following the fourth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 384,261 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on October 27, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,902,091.95 and the share capital by CHF 19,213.05, equaling to 0.35% of the share capital and 0.27% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On November 5, 2021, following the fifth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 209,287 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on November 5, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,035,970.65 and the share capital by CHF 10,464.35, equaling to 0.19% of the share capital and 0.15% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On December 21, 2021, following the sixth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 287,345 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on December 21, 2024. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,422,357.75 and the share capital by CHF 14,367.25, equaling to 0.27% of the share capital and 0.20% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On March 7, 2022, following the seventh subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 457,927 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on March 7, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,266,738.65 and the share capital by CHF 22,896.35, equaling to 0.42% of the share capital and 0.33% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On April 14, 2022, following the eighth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 280,439 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on April 14, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 1,388,173.05 and the share capital by CHF 14,021.95, equaling to 0.26% of the share capital and 0.20% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On July 12, 2022, following the ninth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 987,755 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on July 12, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,889,387.25 and the share capital by CHF 49,387.75, equaling to 0.91% of the share capital and 0.70% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On October 7, 2022, following the tenth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,216,216 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on October 7, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 6,020,269.20 and the share capital by CHF 60,810.80, equaling to 1.12% of the share capital and 0.87% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o   On November 16, 2022, following the eleventh subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 908,746 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on November 16, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,498,292.70 and the share capital by CHF 45,437.30, equaling to 0.84% of the share capital and 0.65% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o On December 23, 2022, following the twelfth subscription of L1 Convertible Notes, the Company granted L1 a warrant to acquire up to 1,060,626 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. The warrants expire on December 23, 2025. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 5,250,098.70 and the share capital by CHF 53,031.30, equaling to 0.98% of the share capital and 0.76% of the voting rights, calculated based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

— As of December 31, 2022, the Company had 7,031,754 options outstanding under the ESOP (as defined below), entitling its holders to acquire up to 7,031,754 Class B Shares:

o 16,269 options to acquire 16,269 Class B Shares (subscription ratio: 1:1), corresponding to 81,345 options granted by WISeKey SA to employees of WISeKey SA under the WISeKey SA employee share ownership plan and assumed by the Company with effect as of the Initial Listing, as amended (exercise period: September 26, 2026, exercise ratio: 1:1, exercise price per option: CHF 0.05, vesting: all options have vested). Assuming that all options are exercised, the share capital of the Company would be increased by CHF 813.45 or 0.02% and the total voting rights by 0.01%, based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

o The Company has granted 6,978,964 options to employees and Board members of the WISeKey Group. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). 6,891,964 of these options have vested, whilst the remaining 87,000 options are unvested. Once vested and subject to specific terms, the options can be exercised at any time during the exercise period. The exercise price is CHF 0.05. If all options were exercised, a total number of 6,978,964 Class B Shares would be issued, thereby causing an increase in share capital by CHF 348,948.20, equaling to 6.44% of the share capital and 4.97% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022. The exercise period of these options is detailed below:

▪ 28,369 options, fully vested, with an exercise period of 7 years ending on February 11, 2026;

▪ 942,725 options, fully vested, with an exercise period of 7 years ending on September 26, 2026;

▪ 50,000 options, fully vested, with an exercise period of 7 years ending on November 10, 2026;

▪ 37,210 options, fully vested, with an exercise period of 7 years ending on December 23, 2026;

▪ 11,094 options, fully vested, with an exercise period of 7 years ending on April 23, 2027;

▪ 15,339 options, fully vested, with an exercise period of 7 years ending on August 23, 2027;

▪ 25,325 options, fully vested, with an exercise period of 7 years ending on November 16, 2027;

▪ 34,531 options, fully vested, with an exercise period of 7 years ending on December 23, 2027;

- 33,000 options, fully vested, with an exercise period of 7 years ending on May 1, 2028;

- 33,000 options, vesting on May 1, 2023, with an exercise period of 7 years ending on May 1, 2028;

- 34,000 options, vesting on May 1, 2024, with an exercise period of 7 years ending on May 1, 2028;

- 16,897 options, fully vested, with an exercise period of 7 years ending on May 4, 2028;

- 17,734 options, fully vested, with an exercise period of 7 years ending on August 9, 2028;

- 22,828 options, fully vested, with an exercise period of 7 years ending on October 18, 2028;

- 1,813,065 options, fully vested, with an exercise period of 7 years ending on November 24, 2028;

- 28,902 options, fully vested, with an exercise period of 7 years ending on December 12, 2028;

- 6,600 options, vesting on July 1, 2023, with an exercise period of 7 years ending on July 1, 2029;

- 6,600 options, vesting on July 1, 2024, with an exercise period of 7 years ending on July 1, 2029;

- 6,800 options, vesting on July 1, 2025, with an exercise period of 7 years ending on July 1, 2029;

- 3,814,945 options, fully vested, with an exercise period of 7 years ending on December 13, 2029.

o The Company has granted 36,521 options to persons providing consultancy, advisory and other services to WISeKey in connection with business development activities. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). All options are fully vested. Once vested, the options can be exercised at any time during the exercise period. If all options were exercised, a total number of 36,521 Class B Shares would be issued, thereby causing an increase in share capital by CHF 1,826.05, equaling to 0.03% of the share capital and 0.03% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022, and an increase in the capital contribution reserves by CHF 50,999.83. The exercise prices, vesting date and exercise period of these options are detailed below:

- 10,000 options, fully vested, with an exercise period of 7 years ending on April 08, 2025 and an exercise price of CHF 5.00;

- 10,000 options, fully vested, with an exercise period of 7 years ending on August 20, 2027 and an exercise price of CHF 0.05;

- 5,000 options, fully vested, with an exercise period of 3 years ending on December 2, 2023 and an exercise price of CHF 0.05;

- 5,000 options, fully vested, with an exercise period of 3 years ending on October 4, 2024 and an exercise price of CHF 0.05;

- 6,521 options, fully vested, with an exercise period of approximately 1 year ending on July 30, 2023 and an exercise price of CHF 0.28.

Assuming that all options granted under the ESOP are exercised, the aggregate number of Class B Shares issuable upon exercise of the options amounts to 6.49% of the share capital and 5.01% of the voting rights of the Company registered with the commercial register of the Canton of Zug on December 31, 2022.

As of December 31, 2022, the Company has an aggregate number of 9,818,000 outstanding options on Class A Shares granted to employees of the WISeKey Group in 2021, which entitle the respective holders of such options to acquire a total of 9,818,000 Class A Shares. Each option is exercisable to purchase one Class A Share (subscription ratio: 1:1) at an exercise price of CHF 0.01. All options have vested with an exercise period of 7 years ending on November 24, 2028. If all options were exercised, a total number of 9,818,000 Class A Shares would be issued, thereby causing an increase in share capital by CHF 98,180, equaling to 1.81% of the share capital and 7.00% of voting rights based on the share capital of the Company registered with commercial register of the Canton of Zug as of December 31, 2022.

2.7.3   Significant Changes after December 31, 2022

None.

3   Board of Directors

3.1   Members of the Board of Directors

The following table sets forth the name, function, committee membership, age as at December 31, 2022, first time election and terms of office of each member of the Board.

Name	Function	Committee Membership	Age	Initial Election	Term of Office Expires at AGM
Carlos Moreira	Executive member (CEO) and Chairman of the Board	Strategy Committee	64	2015	2023
María Pía Aqueveque Jabbaz	Independent Member of the Board		45	2022	2023
Cristina Dolan	Independent Member of the Board	Audit Committee, Nomination & Compensation Committee	61	2022	2023
David Fergusson	Independent Member of the Board	Audit Committee, Nomination & Compensation Committee	62	2017	2023
Jean-Philippe Ladisa	Independent Member of the Board	Audit Committee	59	2020	2023
Eric Pellaton	Independent Member of the Board	Nomination & Compensation Committee	63	2020	2023
Peter Ward	Executive member of the Board (CFO)	Strategy Committee	70	2015	2023

Carlos Moreira, Chairman

Carlos Moreira, born in 1958, a Swiss citizen, began his career as a United Nations expert on CyberSecurity and Trust Models, working for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and

International Trade Centre (ITC), the World Bank, the United Nations Development Programme (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA.

Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum's Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum ("**WEF**") New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Committee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the "Comité de Pilotage Project E-Voting" of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation.

An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF's Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who's Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series - "The transHuman Code".

An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Carlos Moreira holds a Bachelor of Science in Business Administration from the University of Málaga, Spain.

María Pía Aqueveque Jabbaz

María Pía Aqueveque Jabbaz, born in 1977, a Chilean citizen based in Rome, Italy, is the Executive Managing Director of Maqueveq & Co, an advisory firm dedicated to innovation strategy for digital asset projects, since 2018. She has recently been featured as one of the global TOP 100 Women in the Future in Metaverse & Web3.0 and Bloomberg Línea named her as one of the Crypto Leaders in Latin America in 2021.

Ms. Aqueveque served as board member for the pension fund administrator company AFP Uno (Chile) between November 2018 and February 2021 and as board member of Olidata, a listed IoT company in Italy, between May 2019 and May 2021. She has been an advisor to public and private financial organizations on public policy and the regulation and implementation of digital assets and deep technologies. She has served as a consultant for private banks, multilateral investment banking and governments, including the World Bank, the Presidency of the Republic and the Ministry of Finance of Chile, the Inter-American Development Bank, the Central American Bank for Economic Integration, and many others.

She holds an undergraduate degree in Economic and Administrative Sciences from the Pontifical Catholic University of Chile, a Magister in Public Policy from the University of Chile, a Master in FinTech and Financial Innovation from Three Points & Polytechnic University of Catalonia, Spain, and a Diploma in Investments and Financial Markets from the University of Chile. Throughout her career, she has collaborated with research departments of financial and academic organizations such as the Association of Mutual Fund Administrators and INTELIS, Center of the Economics Department of Universidad Chile dedicated to Innovation and Entrepreneurship.

María Pía Aqueveque Jabbaz is a recognized international public speaker and contributing author of the book "21st CENTURY FORESIGHT, understanding mega trends and the new globalization to build futures from Strategic Foresight" ("Prospectiva del siglo XXI: Entender las mega-tendencias y la nueva globalización, para construir futuros desde la Prospectiva Estratégica") published in 2022. Since 2023, she has served as professor of the MBA course "The web 3.0 and metaverse: disruption and prospective in business strategy" of the Pontifical Catholic University of Chile. In 2010 she taught "Industrial Organization" at the Business School of the Adolfo Ibáñez University in Chile. She has also been invited as guest lecturer on Blockchain and Crypto-assets by the University of Bocconi in Italy, the University of San Andrés in Argentina, the EGADE-Monterrey Institute of Technology in México, and the Pontifical Catholic University of Chile among many others.

Ms. Aqueveque is a frequent contributor to major media organizations, and she has led the Chilean chapter of the 30% Club since 2019.

Cristina Dolan

Cristina Dolan, born in 1961 in New York City, a United States citizen, is a Cyber Security Executive. She is an award-winning engineer, entrepreneur and author that spend her entire career in variety of executive roles within the technology industry. Prior to joining RSA in 2021 where she heads up Global Alliances, she advised several cyber security companies including Crayonic and Cytegic (acquired by Mastercard). Recently she co-authored a book, "Transparency in ESG and the Sustainable Economy, Capturing Opportunities through Data" and several articles including the World Economic Forum article 'Cybersecurity should be treated as an ESG Issue' and the Forbes article 'Cybersecurity Is A Global Threat To Democracy, Yet Not Well Understood.' Honors include being named on lists of most influential and impactful women in technology, and numerous awards for service and entrepreneurialism. The student coding competition, Dream it. Code it. Win it, which she founded and led from 2014 to 2016, as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards including the MIT Harold E. Lobdell Distinguished Service Award, Trader Magazine Charitable Works Award and four Stevie awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a 'Do-er' in their global campaigns. As an advocate of computer science education, her TED talk 'Just Solve It', addresses the value of being an engineer and solutionist to create opportunities and has over 933K views. As a blockchain pioneer since 2014, she founded several companies including Additum, a value-based healthcare company based in Spain, and iXledger which specialized in cyber insurance. The MIT Center for International Studies Starr Forum: Bitcoin and the Global Economy talk she gave in April of 2016, was one of the program's most popular talks. From 2009 to 2016, Cristina held several roles at Tradingscreen, an award winning institutional multi-asset financial trading platform, including product management for content, data, chat and communications products and global head of corporate marketing. In 2000, Cristina was recruited by venture backed Wordstream, as CEO, of the MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was acquired by Earthlink in 2000 after a highly successful IPO that surpassed Amazon's and eBay's Respective IPOs. As OneMain's Geographic Communities Division President and Chief Strategic alliances officer, she launched and built the cornerstone Geographic Communities, which were profitable when launched. Cristina held executive roles at IBM and Oracle leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were built on time and within budget. As an MIT alumna, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, MIT Enterprise Forum Global Board, MIT Selection Committee, MIT Media Lab 30thAnniversary Committee and was invited as a keynote to the MIT Women's Un-Conference March 2018. In addition, she served on the alumnae board at Convent of the Sacred Heard and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, U.S.A., and also holds a Master of Computer Science Engineering and Bachelor of Electrical Engineering from Manhattan College in New York, U.S.A. Cristina is bilingual, fluent in her native language, English, and Spanish.

David Fergusson

David Fergusson, born in 1960, a Canadian citizen, is the Executive Managing Director - M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company's Technology Practice Group and Cross Border Practice Group. Prior to joining Generational Equity in 2018, he was most recently the CEO and President of The M&A Advisor, where he led global think tank services: market intelligence publishing, media, event and consulting, for the firm's constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in Paradigm Capital Management, Mr. Fergusson conducted over 25 acquisitions as an investor. A pioneer in cross border mergers and acquisitions between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association and is Co-Chairman of the Global M&A Council of 18 member countries. Mr. Fergusson is a respected speaker on the subjects of financial services and corporate transformation and social innovation at prominent educational institutions including Cambridge, Columbia, Harvard, MIT and Cornell; a participant in leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a frequent contributor to major media organizations. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - "The Best Practices of The Best Dealmakers" series with a readership of more than 500,000 in over 60 countries. Mr. Fergusson is also the co-author of the bestselling book "The transHuman Code". Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is a Trustee and former President of Hugh O'Brien Youth Leadership (HOBY), the world's largest social leadership foundation for high school students. Mr. Fergusson is a graduate of Kings Edgehill School, Canada, and the University of Guelph in Canada, where he earned a Bachelor of Arts in Political Studies.

Jean-Philippe Ladisa

Jean-Philippe Ladisa, born in 1963, a Swiss and Italian citizen, has over thirty years' experience in audit, accounting, financial analysis, corporate/personal taxation, payroll and HR in Switzerland. Mr. Ladisa graduated in audit from ExpertSuisse in Switzerland, and as a chartered accountant from the Autorité de Surveillance des Réviseurs in Switzerland. Jean-Philippe Ladisa started his career managing audit and accounting mandates of small and medium-sized Swiss companies in the construction, trade and services sectors with BFB Sociétés Fiduciaires in Switzerland from 1982 to 1993. From 1993, Mr. Ladisa joined Fiduciaire Wuarin & Chatton SA, an audit and accounting firm in Switzerland, first as a director then as a partner and executive board member. Mr. Ladisa serves as an expert in auditing, tax reporting, advisory for natural and legal persons, application of conventions to avoid double taxation and business valuation with the Geneva Court. As part of his duties for Fiduciaire Wuarin & Chatton SA, Mr. Ladisa also holds non-executive directorships in several Swiss firms: Studio Peyo SA since 1998, Tradimmo SA since 2003, Placim SA since 2004, Malou SA since 2007, Gastronomic Events Sàrl since 2011, Palmat SA since 2013, JKM Sàrl since 2015, and JLR Concept Sàrl since 2017. In 2022 Mr. Ladisa resigned from two non-executive positions and, in the course of 2023, Mr. Ladisa plans to resign from his non-executive positions in Tradimmo SA in order to ensure compliance with the Articles regarding the maximum number of board positions.

Eric Pellaton

Eric Pellaton, born in 1959, a Swiss and US citizen, graduated as an Electronic/Electro technique Engineer from Ecole Technique Supérieure du Locle, Switzerland. He held different positions from sales, service, management, CEO and Chairman in the field of automation and robotics at Ismeca Group from 1981 to 2000. Ismeca was producing equipment for the Electronic, Medical, Watches and Car Industries all over the world. After Ismeca, Mr. Pellaton invested in several startup companies involved in different fields: in Real Estate Holdings, Sofia Rental (Bulgaria), a company that buys, sells and manages apartments and a luxury hotel, where has been a partner and investor since 2000; in ZeroBoundary Inc (USA), from 2001 until 2018, a company involved in project management and leadership development products and services, in face-to-face and e-learning delivery formats which he co-founded; in Pelican Packaging (USA), a company involved in die packaging for the semiconductor industry, where he acted as partner and investor from 2002 until 2007; in ACN (Switzerland), a company that develops electronic chips that can transfer internet/video/audio information through the power line, and in Seyonics (Switzerland), a company specialized in Nano liter dispensing system (syringe), where, in both cases, he has been acting as investor and advisor since 2003; in

Visage Pro USA, a company involved in skin care products with organic cream ranging from anti-aging to burn issues, where he was a partner and investor between 2005 and 2018; and in Solar Rain Bottled Water Company Inc. (USA), a company involved in salt water and dirty water purification systems for drinking water, where he acts as executive secretary and Chief Financial Officer since 2001 and has been a partner and investor since 2008. Eric Pellaton also owns a patent in RFID technology.

Peter Ward

Peter Ward, born in 1952, a UK citizen, is a chartered management accountant with significant international experience in the IT, fast moving consumer goods, retail/distribution, medical equipment, plastics and Biotech industries, having worked at companies such as ITT, General Electric, Iomega from 1996 to 2004, and Isotis from 2005 to 2008, both in field and headquarters position. He has worked in the UK, the Netherlands, Germany, Belgium and Switzerland, where he currently resides. He has worked for many years at the executive staff level in international, multi-cultural environments. He began his tenure with WISeKey SA in 2008 as Finance Director and has been Chief Financial Officer and a Board member since 2012. He has in depth experience in change management, process improvement, business integration & restructuring as well as extensive knowledge of international tax, statutory and US GAAP reporting and Sarbanes-Oxley requirements. He has a BA (honors) degree in Business Administration from Wolverhampton University, U.K. Peter Ward served as a member of the board of directors of Iomega International SA from 1996 to 2004 and from 2005 to 2008 as a member of the board of directors of Isotis Orthobiologics.

3.2   Other Activities and Vested Interests

See item 3.1 above.

3.3   Permitted Activities

The Articles limit the number of mandates in the supreme governing bodies and the executive management of legal entities that are registered in the Swiss commercial register or a foreign equivalent register outside the Company to ten (10) mandates for members of the Board and five (5) mandates for members of the Executive Management (as defined below). Mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits are not subject to these limitations. However, no member of the Board or the Executive Management may hold more than ten (10) such mandates.

3.4   Elections and Terms of Office

The Articles provide that the Board consists of a minimum of three and a maximum of 12 directors. The Board currently consists of seven directors.

The General Meeting elects the members of the Board and the chairman of the Board (the "**Chairman**") individually and for a term of office until the completion of the next annual General Meeting. Re-election is possible. If the office of the Chairman of the Board is vacant, the Board appoints a new Chairman from among its members for a term of office extending until completion of the next annual General Meeting.

Except for the election of the Chairman and the members of the Nomination & Compensation Committee by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be a member of the Board.

Please see the table provided under item 3.1 above for the time of each Board member's initial election and term of office.

3.5 Internal Organizational Structure

3.5.1 Allocation of Tasks Within the Board

Except for the Chairman who is elected by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be member of the Board.

The Board is entrusted with the ultimate direction of the Company, the definition of its strategy and the supervision of management. The Board's non-transferable and irrevocable duties further include issuing the necessary directives, determining the organization, organizing the accounting system, the financial controls and the financial planning and appointing, supervising and removing the persons entrusted with the management and representation of the Company.

Furthermore, the Board's duties include the responsibility for the preparation of the management report and the General Meeting, the carrying out of shareholders' resolutions and the notification to the judge in case of over-indebtedness of the Company.

In addition, further duties of the Board are the responsibility for passing resolutions regarding the increase of the share capital, provided that the Board has the authority to do so (art. 651(4) CO), and the attestation of the capital increase, the preparation of the capital increase report and the corresponding amendment to the Articles.

According to the Company's organizational rules, resolutions of the Board are passed by way of a simple majority vote. The Chairman has a casting vote. To validly pass a resolution, more than half of the members of the Board have to attend the meeting. No quorum is required for confirmation resolutions and adaptations of the Articles in connection with capital increases pursuant to articles 634a, 651a, 652g and 653g CO.

In accordance with Swiss law, the Articles and the organizational regulations (the "**Organizational Regulations**"), the Board has delegated the Company's Executive Management to the chief executive officer of the Company (the "**CEO**"), who is supported by the other members of the Executive Management. In the Company's current structure, the positions of Chairman and CEO are held by the same person. The Organizational Regulations may be accessed over the weblinks referenced on page 91 of this annual report.

3.5.2   Board Committees

The Board has established the following committees:

Strategy Committee

The Strategy Committee currently consists of two members of the Board: Carlos Moreira (Chairman) and Peter Ward. The Chairman and the other members of the Strategy Committee are appointed by the Board. The Strategy Committee develops the strategy of the Company and prepares the relevant resolutions of the Board. It advises the Board on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The Strategy Committee continuously reviews the strategic direction of the Company and assesses the impact of changes in the environment of the Company.

Audit Committee

The Audit Committee currently consists of three members of the Board: Jean-Philippe Ladisa (Chairman), Cristina Dolan and David Fergusson. All of the Audit Committee's members are non-executive members of the Board and independent. The Chairman and the other members of the Audit Committee are appointed by the Board.

The function of the Audit Committee is to serve as an independent and objective body with oversight of:

— the Company's accounting policies, financial reporting and disclosure controls and procedures;

— the quality, adequacy and scope of external audits;

— the Company's accounting compliance with financial reporting requirements;

— the Executive Management's and the internal audit's approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and

— the performance of the internal audit.

Nomination & Compensation Committee

The Nomination & Compensation Committee currently consists of three members of the Board: David Fergusson (Chairman), Cristina Dolan and Eric Pellaton, all of whom are non-executive and independent. The members of the Nomination & Compensation Committee are elected by the General Meeting for a one-year term, commencing on the date of their election at the annual General Meeting and expiring after completion of the subsequent annual General Meeting. The Chairman of the Nomination & Compensation Committee is appointed by the Board.

The Nomination & Compensation Committee establishes, in accordance with the requirements of the Compensation Ordinance and the Articles, the compensation principles for members of the Board and the Executive Management and other members of senior management, including, without limitation, with respect to bonus programs, share purchase plans and option programs. The Nomination & Compensation Committee is also informed of succession plans for members of the Board and the Executive Management and other members of senior management, as well as development programs associated with such succession planning.

3.5.3 Working Methods of the Board and its Committees

The cooperation and allocation of competencies between the Board and its committees are as described under this item 3.5. The Chairman coordinates, together with the respective committee chairmen, the work of all committees. He may attend the meetings of all committees, subject to a committee resolving otherwise, and with the exception of discussions relating to his own compensation as member of the Executive Management.

Members of senior management or external consultants may be called in on ad-hoc basis to discuss specific issues or topics where the Board feels that specialized input is required. The Company's legal advisors are regularly called upon to ensure compliance of the Board, Executive Management and the Company's operations with all applicable Swiss rules and regulations.

The Board meets as often as the business requires, at least four times a year, but generally on a monthly basis. The Board meetings can be held at the Company's place of incorporation, over the phone, or at such other place as the Chairman may determine from time to time. In 2022, the Board officially met five times, not taking into account Board conference calls held ad-hoc to discuss or resolve on specific items. The average duration of Board meetings was one hour and fifteen minutes. Individual attendance to Board meetings was as follows:

Name	Number of Board meetings attended in 2022	Out of a total number of Board meeting since election of
Carlos Moreira	12	12
María Pía Aqueveque Jabbaz	7	7
Cristina Dolan	7	7
David Fergusson	12	12
Jean-Philippe Ladisa	12	12
Eric Pellaton	12	12
Peter Ward	12	12

The Audit Committee meets as often as the business requires. In 2022, the Audit Committee formally met three times for an average duration of forty minutes.

The Nomination & Compensation Committee meets as often as the business requires. In 2022, the Nomination & Compensation Committee met once for a duration of twenty minutes. The compensation for members of the Board for the period between the 2022 annual General Meeting and the 2023 annual General Meeting, as well as the compensation for members of the Executive Management for the financial year 2023 were approved by the Nomination & Compensation Committee, submitted and approved by the Board, then submitted and voted by the general assembly of shareholders that took place on June 24, 2022 during the annual General Meeting. There were no changes to the Board or to the executive management during the remaining of the fiscal year 2022 requiring the Nomination & Compensation Committee to meet to review the compensation voted during the Annual general Meeting.

3.6   Definition of Areas of Responsibility

The tasks assumed by the Board are described under item 3.5.1 and 3.5.2 above.

The Board has delegated full management of the Company to the CEO and the Executive Management. The CEO and the Executive Management coordinates the operations of the Company in accordance with the Organizational Regulations of the Company.

The Board has not made any specific resolutions by the Executive Management subject to Board's approval (apart from the tasks under art. 716a of the Swiss Code of Obligations). The Board has not reserved the right to make specific decisions.

3.7   Information and Control Instruments Vis-à-vis the Executive Management

The Board supervises the Executive Management in particular with regard to the Executive Management's performance in meeting agreed goals and objectives; and the compliance with applicable laws, rules and regulations.

Members of the Board have access to all information concerning the business and the affairs of the Company as may be necessary or helpful for them to fulfil their duties as Board members. At Board meetings, any Board member is entitled to request information on any matter relating to the Company regardless of the agenda and the members of the Board or the Executive Management present must provide such information to the best of their knowledge. Outside Board meetings, each Board Member may request information from the Executive Management on the general course of business and, upon approval by the Chairman, each Board member may obtain information on specific transactions and/or access to business documents.

The Executive Management, acting through the CEO, ensures that the Chairman and the Board are kept informed in a timely manner with infor-mation in a form and of a quality appropriate to enable the Board to discharge its duties. The Executive Management, through its CEO, regularly reports to the Board at Board

Meetings (or outside Board Meetings) in a manner agreed with the Chairman on the current business development and on important business issues, including on all matters falling within the duties and responsibilities of the Board.

Such reports must cover (i) the current business developments including key performance indicators, existing and emerging risks and updates on developments in relevant markets; (ii) quarterly reports on the profit and loss situation, cash flow and balance sheet development, investments, personnel and other pertinent data of the Company; and (iii) information regarding all issues which may affect the supervisory or control function of the Board, including the internal control system.

3.8 NASDAQ Diversity Rules

On August 6, 2021, the Securities and Exchange Commission approved new listing standards of the NASDAQ regarding director diversity.

Board Diversity Matrix as of December 31, 2022				
Country of Principal Executive Offices	Switzerland			
Foreign Private Issuer	Yes			
Disclosure Prohibited Under Home Country Law	No			
Total Number of Directors	7			
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	-	-
Part II: Demographic Background				
Underrepresented Individual in Home Country Jurisdiction[1]	7			
LGBTQ+	-			
Did Not Disclose Demographic Background	-			

[1] As a Swiss company, we have assessed the criterion of underrepresented individuals relying on the data made available by the Swiss Federal Statistical Office (https://www.bfs.admin.ch/bfs/en/home.html). In particular, we have used the distribution of the national languages (https://www.bfs.admin.ch/bfs/en/home/statistics/population/languages-religions/languages.html) to analyze the diversity of our Board in relation to the language representation in Switzerland.

In our current Board, three directors are domiciled in Switzerland, three are domiciled in the United States, and one is domiciled in Italy. The nationalities of our directors include Swiss, American, British, Canadian, Chilean and Italian. In addition, one of our directors self-identifies as Hispanic.

4 Executive Management

4.1 Members of the Executive Management

The following table sets forth the name, age and principal position of those individuals who currently are part of the Executive Management, followed by a short description of each member's business experience, education and activities:

Officer	Office	Age as at December 31, 2022
Carlos Moreira	Chief Executive Officer (CEO)	64
Peter Ward	Chief Financial Officer (CFO)	70

In relation to Carlos Moreira's and Peter Ward's biographical information, please refer to the information provided under item 3.1 above.

4.2 Other Activities and Vested Interests

See item 3.1 above.

4.3 Additional Disclosure of Information Pursuant to art. 12 para. 1 point 1 of the Ordinance against Excessive Compensation (OaEC)

Please refer to the audited Compensation Report on page 40 of this annual report.

4.4 Management Contracts

There are no management contracts in place.

In accordance with the Articles and the Organizational Regulations, the Board has delegated the operational management to the CEO and the Executive Management. The CEO and the Executive Management conduct the operational management of the Company under the supervision of the Board and report to the Board on a regular basis in accordance with the Organizational Regulations.

5 Compensation, Shareholdings and Loans

The annual General Meeting held on June 24, 2022 approved the maximum amounts of Board and Executive Management compensation for the 2022/2023 Board term and the 2023 financial year, respectively (see "*Compensation Approved by the General Meeting*" in section 5.1 for further details).

Please refer to the Compensation Report starting on page 40 of this Annual Report for additional information regarding the compensation of Board members and members of the Executive Management.

5.1   Content and Method of Determining the Compensation and the Shareholding Programs

Principles and Elements of Compensation

The Company assumed the WISeKey Share Ownership Plan from WISeKey SA, the Company's predecessor prior the Initial Listing, as amended by the Company from time to time (the "**ESOP**"). The ESOP authorizes the Board to grant, at its discretion, options for the purchase of Class B Shares to employees, directors, officers and persons providing advisory services to the Company. The terms of options granted under the WISeKey Share Ownership Plan are determined on an individual basis, but generally vest over a period of three years. Further, holders of options granted under the WISeKey Share Ownership Plan may generally exercise their rights under vested options at any time until the seventh anniversary of the option grant date. If options are not exercised within the exercise period, they are forfeited. In the event of a change of control (as defined in the WISeKey Share Ownership Plan; see item 7.2 below), all options vest immediately. If an employment agreement is terminated with a cause by the Company, or if an option holder breaches any material obligation, all options held by such option holder (whether vested or not) are forfeited.

Although the definitive compensation policy of the Company continues to be subject to review by the Company's Nomination & Compensation Committee, the Company currently believes the Company's compensation plans will continue to be based on the following key principles:

—   Coherence in remuneration against the tasks, workload and level of responsibility assumed;

—   Adequacy of remuneration in general depending on the course of business, changes of the market in which the Company operates and the compensation the Company's peers pay;

—   Enhancement of the Company's long-term interests by maintaining compensation plans designed to align the interest of key staff with long-term shareholder interest; and

—   Link of long-term incentive compensation to both relative and absolute performance metrics.

For non-executive Board members, the Company is and will be using a combination of cash and equity compensation to attract and retain qualified candidates to serve on the Board. The Board believes that any compensation method should have a significant compensation component in the form of equity in order to more closely align director compensation with shareholders' interests. Executive Board members will not receive any compensation for their Board service.

Compensation for the members of the Executive Management, including the executive directors, will in particular contain the following elements:

—   The overall annual remuneration of the members of the Executive Management will include a fixed base salary and variable remuneration, which will consist of a bonus and long-term incentive compensation. The methodology determining the variable compensation will be designed to encourage the members of the Executive Management to achieve pre-established performance goals, both short-term and long-term.

— The bonus will be paid in cash, in Class B Shares or options or other instruments entitling its holder to acquire Class B Shares.

— Long-term incentive compensation is expected to be awarded in Class B or Class A Shares, or share units so as to provide a direct correlation of realized pay to shareholder value.

Procedure for Determining Compensation

The Nomination & Compensation Committee is responsible for determining the compensation policy and the compensation plans of the Company and submits such policies and plans to the Board for approval. Subject to the Board's and the General Meeting's approval, the Nomination & Compensation Committee sets the compensation of each Board member and each member of the Executive Management. Such compensation must be within the total fixed amount of compensation for Board Members and members of Executive Management, respectively, approved by the General Meeting (see under "*Compensation Approved by the General Meeting*" under this item 5.1 for further details).

The Nomination & Compensation Committee also reviews the annual compensation report and submits it to the Board for approval.

Compensation Approved by the General Meeting

The Company's shareholders approved the Board compensation for the 2022/2023 Board term and the Executive Management compensation for financial year 2023 at the annual General Meeting held on June 24, 2022. The maximum amount of the Board's compensation for the 2022/2023 Board term is CHF 1.5 million. The maximum amount of compensation for the Executive Management for financial year 2023 is CHF 6 million.

5.2   Rules Related to Compensation in the Articles

5.2.1   Principles Applicable to Compensation

Non-Executive Members of the Board

The compensation of the non-executive members of the Board of Directors consists of a fixed base compensation and may consist of further compensation elements, including equity components.

Executive Members of the Board and Executive Management

The compensation of the executive members of the Board and of the members of the Executive Management consists of fixed and variable compensation elements. Variable compensation shall take into account the achievement of specific performance targets.

The performance targets may include individual targets, targets of the Company or parts thereof or targets in relation to the market, other companies or comparable benchmarks, taking into account position and level of responsibility of the recipient. The Board or, to the extent delegated to it, the Nomination & Compensation Committee, shall determine the relative weight of the performance targets and the respective target values.

Compensation may be paid in the form of cash, Class B Shares, or in the form of other types of benefits; for the executive members of the Board and the members of the Executive Management, compensation may in addition be granted in the form of options or comparable instruments or units. The Board and, to the extent delegated to it, the Nomination & Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market or by using conditional share capital.

5.2.2 Loans, Credit Facilities and Post-Employment Benefits for Members of the Board of Directors and Executive Committee.

Under the current Articles, the Company or companies controlled by it may grant loans to members of the Board of Directors or the Executive Management, provided they are granted at arm's length terms.

As at December 31, 2022, the Company had no loan outstanding to members of the Board of Directors.

Under the Articles, the Company or companies controlled by it may grant members of the Executive Management post-retirement benefits beyond occupational pension, provided, however, that such pension benefits may not exceed 50% of the base salary in the financial year immediately preceding the retirement.

5.2.3 Vote on Pay at the General Meeting of Shareholders

The Articles provide that the General Meeting must each year vote separately on the proposals by the Board regarding the maximum aggregate amounts of:
— the total compensation of the Board for the next term of office; and
— the total compensation of the Executive Management for the period of the next financial year.

If the General Meeting does not approve a proposal of the Board, the Board determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same General Meeting, to an extraordinary General Meeting or to the next annual General Meeting for retrospective approval.

6 Shareholders' Participation Rights

6.1 Voting Rights Restrictions and Representation

Each Share of the Company carries one vote at a General Meeting of shareholders. Accordingly, each Class A Share and each Class B Share entitle to one vote, irrespective of their different par value. Relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. Pursuant to the CO, the voting privilege of Class A Shares does not apply to the following matters to be resolved upon at the Company's General Meeting of shareholders:

— the election of the Company's auditor;

— the appointment of an expert to audit the Company's business management or parts thereof;

— any resolution regarding the instigation of a special investigation; and

— any resolution regarding the initiation of a liability action.

Voting rights may be exercised by shareholders registered in the Company's share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company up to a specific qualifying day designated by the Board.

Shareholders may also instruct the independent voting rights representative with the exercise of their voting rights. The annual General Meeting shall elect the independent voting rights representative for a term of office until completion of the next annual General Meeting. Re-election is possible. If the Company does not have an independent voting rights representative, the Board shall appoint the independent voting rights representative for the next General Meeting.

Acquirers of Shares of the Company must be entered into the share register as shareholders with the right to vote, provided that such acquirers expressly declare that they have acquired the Shares of the Company in their own name and for their own account.

The Articles do not limit the number of Shares of the Company that may be voted by a single shareholder. Holders of treasury shares of the Company, whether the holder is the Company or one of its majority-owned subsidiaries, will not be entitled to vote at General Meetings of the shareholders.

The acting chairman may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by way of a written ballot.

6.2   Supermajority Requirements

Pursuant to the Articles, the shareholders generally pass resolutions by the affirmative vote of a majority of the votes represented at the General Meeting, unless otherwise provided by law or the Articles.

The CO and the Articles require the affirmative vote of at least two-thirds of the voting rights and an absolute majority of the par value of the Shares, each as represented (in person or by proxy) at a General Meeting to approve the following matters:

— the amendment to or the modification of the purpose of the Company;

— the consolidation of shares;

— a share capital increase through (i) the conversion of capital surplus, (ii) a contribution in kind, or for purposes of an acquisition of assets, or (iii) a grant of special privileges;

— the limitation on or withdrawal of shareholders' pre-emptive rights;

— the creation of a conditional capital or of a capital range;

— the restriction on the transferability of shares or cancellation thereof;

— the creation or cancellation of shares with privileged voting rights;

— a change of the currency in which the share capital is denominated;

— the introduction of a casting vote for the Chairman at the general meeting;

— the introduction of a provision in the Articles allowing general meetings to be held abroad;

— the delisting of the shares;

— a change in the registered office of the Company;

— the introduction of an arbitration clause in the Articles; and

— the dissolution of the Company.

6.3   Convocation of the General Meeting

6.3.1   Notice

The Board generally convenes a General Meeting of shareholders. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce and must be sent to each registered shareholder at the address recorded in the share register at least 20 days prior to the meeting.

6.3.2 Extraordinary General Meetings

An extraordinary General Meeting may be called upon the resolution of the Board or, under certain circumstances, by the auditor. In addition, the Board is required to convene an extraordinary General Meeting if so requested by shareholders holding an aggregate of at least 10% of the Shares (under the new Swiss corporate law effective as of January 1, 2023, the threshold has been lowered to 5% of the shares or voting rights; the lower threshold applies as of 1 January 2025 or, if earlier, upon an amendment of the Articles to that effect), specifying the items for the agenda and their proposals and including evidence of the required shareholdings recorded in the share register, or if it appears from the annual standalone statutory balance sheet that half of the Company's share capital and legal reserves are not covered by the Company's assets. In the latter case, the Board must immediately convene an extraordinary General Meeting and propose financial restructuring measures.

6.4 Inclusion of Items on the Agenda

Shareholders holding Shares of the Company with a nominal value of at least CHF 1 million or 10% of the nominal share capital registered in the commercial register (under the new Swiss corporate law effective as of January 1, 2023, the threshold has been lowered to 0.5% of the shares or voting rights; the lower threshold applies as of 1 January 2025 or, if earlier, upon an amendment of the Articles to that effect) have the right to request that a specific proposal be put on the agenda for the next General Meeting of shareholders, setting forth the item and proposal. In accordance with the Articles, a request to put an item on the agenda has to be made at least 45 calendar days prior to the meeting.

6.5 Entries in the Share Register

Registration in the Company's share register maintained by the Company's registrar, Computershare Switzerland Ltd., occurs upon request and is subject to the condition that the acquiring shareholders expressly declare that they have acquired the registered Shares in their name and for their account. Individual persons who do not declare to have acquired the Shares in their name and for their account may be registered as nominees with voting rights.

After hearing the registered shareholder or nominee, the registration in the share register may be cancelled with retroactive effect as of the date of registration if such registration was made based on false or misleading information. The relevant shareholder or nominee shall be promptly informed of the cancellation.

Only those shareholders (including nominees) who are registered in the share register on the record date have the right to vote at General Meetings. The Company generally expects to set the record date for each General Meeting to be a date not more than 20 calendar days prior to the date of the relevant General Meeting and announce the date of the General Meeting prior to the record date.

6.6   Significant Changes after December 31, 2022

None.

7   Change of Control and Defence Measures

7.1   Duty to Make an Offer

Pursuant to the applicable provisions of the FMIA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 331/3% of the voting rights of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's articles of association may either eliminate the mandatory takeover obligation under the FMIA or may raise the relevant threshold to 49% ("**opting-out**" or "**opting-up**", respectively).

The Articles contain an opting-out provision. Therefore, a potential acquirer or Company of acquirers exceeding the threshold of 331/3% of the voting rights of the Company will not be required to make a takeover bid to acquire all the other Class B Shares.

7.2   Clauses on Changes of Control

The Company is not aware of any agreements containing change of control clauses other than the memorandum and articles of association of SEALSQ as detailed below. The WISeKey Share Ownership Plan, as mentioned in item 5.1 above, stipulated, with respect to its predecessor WISeKey SA, i.e., the holding company prior to the Company's listing, that all options granted to employees, members of the Board or the Executive Management shall vest upon an initial public offer, a mandatory public tender offer, or the acquisition by any person or entity, alone or jointly, of more than 50% of the shares or voting rights of the Company.

The memorandum and articles of association of SEALSQ, whose ordinary shares are listed on the NASDAQ and in which we retain 100% ownership of SEALSQ's Class F Shares, par value of US$0.05 per share ("**Class F Shares**") and 80% of SEALSQ's ordinary shares, US$0.01 par value per share ("**Ordinary Shares**"), provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ's board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. A change in the control of WISeKey would trigger this provision as they are the only corporate entity holding F Shares. Upon completion of a mandatory redemption, the remaining Class F Shareholders, who are likely to be members of SEALSQ's board of directors and senior management, would hold shares with 49.99% of the Company's voting power. The mandatory redemption of Class F Shares in exchange for new Ordinary Shares would result in a dilution of the per share voting power of the holders of our Ordinary Shares.

8   Auditors

8.1   Duration of the Mandate and Term of Office of the Lead Auditor

Under the Company's Articles, the shareholders elect the Company's independent statutory auditor each year at the annual General Meeting. Re-election is permitted.

The Company's auditor is BDO SA (BDO), Route de Meyrin 123, 1219 Châtelaine, Switzerland. BDO has been the auditor since the Company's incorporation on December 02, 2015, and has been re-elected at the ordinary General Meetings on May 31, 2017, May 25, 2018, May 21, 2019, May 15, 2020, May 25, 2021 and June 24, 2022. Since June 1, 2022, the responsible lead audit partner is Mr. Philipp Kegele. In accordance with article 730a para. 2 CO, the rotation frequency of the responsible lead audit partner is seven years.

8.2   Auditing Fees

The auditing fees (net of VAT) invoiced to the Company by BDO in fiscal year 2022 amount to CHF 942,819.

8.3   Additional Fees

In fiscal year 2022, BDO charged the Company an additional fee of CHF 5,923 for a VAT analysis on a potential future revenue stream.

8.4   Information Instruments Pertaining to the External Audit

The supervision of the external audit is to be exercised by the Audit Committee and by the full Board of Directors (see also the duties and functions as described under item 3.5 above). For the December 31, 2022 audit, the supervision of the external audit has been exercised primarily by the Audit Committee.

BDO provides the Audit Committee with a report before each meeting of the Audit Committee regarding the execution and results of its work for WISeKey, proposals to correct or improve identified problems and the implementation of decisions made by the Audit Committee. For future reporting periods, it is planned to include the auditor's representatives to take part in meetings of the Audit Committee as external participants.

In 2022, the Audit Committee and BDO met three times.

9   Information Policy

The Company releases its annual financial results in the form of a business report. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce. WISeKey's business report is published in electronic form within four months of the December 31 balance sheet date, the first time for financial year 2015. In addition, results for the first half of each financial year are released in electronic form within three months of the June 30 balance sheet date. The Company's annual report and half-year results will be announced via press releases and media and investor conferences in person or via telephone.

WISeKey's annual and interim reports are available at https://www.wisekey.com/investors/reports/.
The Company's agenda is available at https://www.wisekey.com/investors_corporate-calendar/.

As from the listing, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from the Company's website at www.wisekey.com/investors or obtained from the Company upon request at Investor Relations (telephone number: +41 22 594 3000, email: info@wisekey.com).

Additional information on WISeKey is available on the Company's website: https://www.wisekey.com/. Weblinks regarding the SIX Swiss Exchange push and pull system concerning ad-hoc publicity issues are:

Investor relations contact:	https://www.wisekey.com/investors/contact/
Press releases:	https://www.wisekey.com/investors_press-release/
Current Articles of Association:	https://www.wisekey.com/investors/corporate-governance/organisation/
Organizational Regulations:	https://www.wisekey.com/investors/corporate-governance/organisation/

10   Quiet periods

For members of the Board, members of the Executive Management and employees directly reporting to them, including their respective staff, trading or performing other transactions in any securities of the Company, including, but not limited to, option or conversion rights or any other financial instruments whose price is dependent to a degree of more than 33 $^{1}/_{3}$% on the shares of the Company (collectively the "**Relevant Securities**") is prohibited from trading or otherwise dealing in any Relevant Securities during the following regular Restricted Periods, regardless of whether such member is in possession of insider information or not:

a) the period starting 20 SIX Swiss Exchange trading days prior to the end of any half yearly reporting period of the Company and ending one (1) full trading day following the respective public release (semi-annual results);

b) the period starting 30 SIX Swiss Exchange trading days prior to the end of any yearly reporting period of the Company and ending one (1) full trading day following the respective public release (annual results);

c) the period starting 10 SIX Swiss Exchange trading days before any public earnings release of the Company and ending one (1) full trading day following the public release; and

d) the period starting 30 SIX Swiss Exchange trading days prior to the first public release of an offering memorandum for an issue of Relevant Securities and ending one (1) full trading day following the public release.

Members of the Board and the Executive Management and employees directly reporting to them may only make transactions in Relevant Securities if they obtained clearance in advance from another pre-defined member of the Board or Executive Management.

FINANCIAL REPORT